SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2012

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated February 15, 2012

Press Release dated February 15, 2012

Press Release dated February 16, 2012

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary’s Staff Office

Date: February 29, 2012

Eni: new giant gas discovery in the offshore Mozambique

Mineral potential of 212.5 billion cubic meters of gas in place encountered

San Donato Milanese (Milan), February 15, 2012 - Eni announces a new giant natural gas discovery at the Mamba North 1 prospect, in Area 4 Offshore Mozambique, encountering a mineral potential of 212.5 billion cubic meters (7.5 tcf) of gas in place.

This new discovery, in addition to the Mamba South discovery from October 2011, further increases the potential of the Mamba complex in the Area 4. It is estimated that the total volume of gas in place reaches now about 850 billion cubic meters (30 tcf).

The Mamba North 1 discovery, located in water depths of 1,690 meters, reaches a total depth of 5,330 meters and is located approximately 23 km north of Mamba South 1 discovery and 45 km off the Capo Delgado coast. The discovery well encountered a total of 186 meters of gas pay in multiple high-quality Oligocene and Paleocene sands.
During the production test, the first performed at offshore Rovuma, the well produced high quality gas with flow rates, constrained by surface facilities, of about 1 million cubic meters a day and minor volumes of condensates. In a final production completion configuration, estimated gas production per well is expected to reach over 4 million cubic meters a day.
During 2012, Eni plans to drill at least other five wells in nearby structures to assess the upside potential of Mamba Compex.
Eni is the operator of Offshore Area 4 with a 70% participating interest. Co-owners in the area are Galp Energia (10%), KOGAS (10%) and ENH (10%, held through the exploration phase).

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni announces results for the
Fourth Quarter and the Full Year 2011

San Donato Milanese, February 15, 2012 - Eni, the international oil and gas company, today announces the Group preliminary results for the fourth quarter and the full year 2011 (unaudited).

Financial Highlights

•	Adjusted operating profit: euro 17.97 billion for the full year (up 4%); euro 4.26 billion for the quarter (down 10%)
•	Adjusted net profit: euro 6.97 billion for the full year (up 2%); euro 1.54 billion for the quarter (down 10%)
•	Net profit: euro 6.89 billion for the full year (up 9%); euro 1.32 billion for the quarter (up 141%)
•	Cash flow: euro 14.39 billion for the full year; euro 3.19 billion for the quarter
•	Dividend proposal for the full year of euro 1.04 per share (includes an interim dividend of euro 0.52 per share paid in September 2011)

Operational Highlights

•	80% of the Company’s Libyan output now online; full plateau seen in the second half of 2012
•	Oil and natural gas production down 14% in the quarter to 1.68 mmboe/d (down 13% for the full year). Excluding the impact of the force majeure in Libya and price effects, production was unchanged
•	Preliminary year-end proved reserves estimate: 7.09 bboe with a reference Brent price of $111 per barrel. The all-sources reserve replacement ratio was 142%
•	Natural gas sales: down 11% to 25.5 billion cubic meters in the quarter (unchanged on yearly basis)
•	The giant discovery in Mozambique has exceeded expectations and opens new growth opportunities in the gas market
•	Sanctioned the development plan of the Perla gas field in Venezuela
•	Strengthened the exploration portfolio in the Barents Sea, Angola, Indonesia and Australia through new discoveries and contracts

Paolo Scaroni, Chief Executive Officer, commented:
"2011 was a year of significant exploration success for Eni. The large Mamba discovery in Mozambique opens up extraordinary development opportunities and is ideally placed to serve the fast-growing Asian gas markets. We have also made important discoveries in the Barents Sea, Angola and South-East Pacific. Meanwhile, we have rapidly restarted our Libyan operations, reducing the impact of the Revolution on 2011 results. The difficult macro economic situation in Italy and Europe has impacted our results in Gas & Power, Refining & Marketing and in the petrochemical sector. Despite that, thanks to our excellent strategic positioning, Eni will continue to generate industry-leading results, and create value for its shareholders in the long term".

Financial Highlights

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	% Ch. IV Q. 11 vs. 10	Full Year 2010	Full Year 2011	% Ch.

SUMMARY GROUP RESULTS	(euro million)
2,875	4,504	3,534	22.9	Operating profit	16,111	17,486	8.5
4,739	4,613	4,259	(10.1)	Adjusted operating profit (a)	17,304	17,974	3.9
548	1,770	1,320	140.9	Net profit (b)	6,318	6,891	9.1
0.15	0.49	0.36	140.0	- per share (euro) (c)	1.74	1.90	9.2
0.41	1.38	0.97	136.6	- per ADR ($) (c) (d)	4.62	5.29	14.5
1,702	1,795	1,540	(9.5)	Adjusted net profit (a) (b)	6,869	6,969	1.5
0.47	0.50	0.43	(8.5)	- per share (euro) (c)	1.90	1.92	1.1
1.28	1.41	1.16	(9.4)	- per ADR ($) (c) (d)	5.04	5.35	6.2

(a)	For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis" page 26.
(b)	Profit attributable to Eni’s shareholders.
(c)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted operating profit
Eni’s adjusted operating profit for the fourth quarter of 2011 was euro 4.26 billion, a decrease of 10.1% from the fourth quarter 2010 driven by the operating losses recorded by the downstream businesses against the backdrop of a recessionary environment. This development was partly absorbed by an improved operating performance reported by the Exploration & Production division (up 4.3%) reflecting higher oil prices and the effort made to recover the Libyan output. The Gas & Power division reported sharply lower operating profit (down 50.5%) dragged down by losses in the Marketing business. This reflected depressed gas consumption and rising competitive pressures, which squeezed unit margins and lowered sales opportunities. The Marketing results reflected only a part of the benefits associated with the renegotiations of the supply contracts, some of which are still pending necessarily delaying the recognition of the associated economic effects. The Refining & Marketing division and the Petrochemical segment both reported wider operating losses driven by the high supply cost of petroleum feedstock which was only partially transferred to product prices pressured by weak demand trends on their respective market outlets.
Full-year adjusted operating profit was euro 17.97 billion, an increase of 3.9% from 2010 driven by a robust performance delivered by the Exploration & Production division. This positive was partly offset by sharply lower results in the other businesses as well as lengthening times to renegotiate certain gas supply contracts.

Adjusted net profit
Adjusted net profit for the fourth quarter of 2011 was euro 1.54 billion, down 9.5% compared with a year ago. This decrease reflected lower operating results and higher consolidated adjusted tax rate (up 2 percentage points) due to an increasing taxable profit earned by the Exploration & Production subsidiaries as well as a changed tax regime for certain Italian subsidiaries as a result of the Italian budget laws enacted in the summer which increased by 4 percentage points to 10.5% the Italian windfall tax levied on energy companies (the so-called Robin Tax) and enlarged its scope to include gas transport and distribution companies. These negative effects were partly offset by increased results reported by equity-accounted and cost-accounted entities (up euro 250 million).
For the full year, adjusted net profit increased by 1.5% to euro 6.97 billion. The increased operating profit was partly offset by higher net finance charges (down euro 433 million) and Group adjusted tax rate (up approximately 2 percentage points).

Capital expenditure
Capital expenditure amounted to euro 3.89 billion for the quarter and euro 13.44 billion for the full year, mainly relating to the continuing development of oil and gas reserves, the upgrading of rigs and offshore vessels in the Engineering & Construction segment and of the gas transport infrastructure. The Group also incurred expenditures of euro 0.36 billion to finance joint-venture projects and equity investees.

Cash flow
The main cash inflows for the quarter were net cash generated by operating activities amounting to euro 3,189 million (euro 14,394 million for the full year) which benefited from a larger amount of receivables due beyond the end of the reporting period transferred to financing institutions (up by euro 654 million in the fourth quarter; euro 500 million in the full year). Proceeds from divestments amounted to euro 1,577 million (euro 1,911 million for the full year) and mainly related to the divestment of the company’s interests in the entities engaged in the international transport of gas from Northern Europe and Russia. These inflows were used to fund part of the financing requirements associated with capital expenditure of euro 3,894 million (euro 13,438 million for the full year), and, in the full year outflows, expenditures in joint venture initiatives, and the dividend payments to Eni’s shareholders amounting to euro 3,695 million, that included both the interim dividend for fiscal year 2011 and the payment of the balance of the 2010 dividend. Other dividend payments to non-controlling interests amounted to euro 549 million. As a result, net borrowings1 as of December 31, 2011 amounted to euro 28,032 million, representing an increase of euro 1,913 million from December 31, 2010, while decreasing by euro 241 million from September 30, 2011.

Financial Ratios
The ratio of net borrowings to total equity (shareholders’ equity plus non-controlling interest) – leverage2 – was 0.46 at December 31, 2011 down from 0.47 as of December 31, 2010.
Return on Average Capital Employed (ROACE)2 calculated on an adjusted basis for the twelve-month period to December 31, 2011 was 9.9% (10.7% at December 31, 2010).

Dividend 2011
The Board of Directors intends to submit a proposal for distributing a cash dividend of euro 1.04 per share3 (euro 1.00 in 2010) at the Annual Shareholders’ Meeting. Included in this annual payment is euro 0.52 per share which was paid as interim dividend in September 2011. The balance of euro 0.52 per share is payable to shareholders on May 24, 2012, the ex-dividend date being May 21, 2012.

Operational highlights and trading environment

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	% Ch. IV Q. 11 vs. 10	Full Year 2010	Full Year 2011	% Ch.

KEY STATISTICS
1,954	1,473	1,678	(14.1)	Production of oil and natural gas	(kboe/d)	1,815	1,581	(12.9)
1,049	793	896	(14.6)	- Liquids	(kbbl/d)	997	845	(15.2)
5,021	3,773	4,345	(13.4)	- Natural gas	(mmcf/d)	4,540	4,085	(10.1)
28.76	17.96	25.47	(11.4)	Worldwide gas sales	(bcm)	97.06	96.76	(0.3)
10.23	9.55	11.39	11.3	Electricity sales	(TWh)	39.54	40.28	1.9
2.92	3.03	2.80	(4.1)	Retail sales of refined products in Europe	(mmtonnes)	11.73	11.37	(3.1)

Exploration & Production
In the fourth quarter of 2011, Eni’s reported liquids and gas production of 1.678 mmboe/d down by 14.1% from the fourth quarter of 2010 (down by 12.9% from 2010). This reduction was driven by a lowered flow from Eni activities in Libya, which was affected by the shut down of almost all the company’s plants and facilities including the GreenStream pipeline throughout the peak of the Country’s internal crisis (which lasted approximately 6 months). The extraordinary effort made in the last part of the year to restart production and reopen the GreenStream pipeline enabled the Company to bring back online an average Libyan output of 160 kboe/d in the quarter, up from approximately 50 kboe/d in the third quarter, partly offsetting the impact of force majeure. Performance for the quarter was impacted by lower entitlements in the Company’s PSAs due to higher oil prices with an overall effect of approximately 20 kboe/d compared to the previous year’s (approximately 30 kboe/d from the full year). When excluding these negative effects, the production of the two reporting periods was unchanged. The ramp-up of the field started in 2010 and the 2011 start-ups, in particular in Italy and Australia in the fourth quarter, offset a lower-than-anticipated growth in Iraq and the impact of planned facility downtimes, particularly in the UK and Kazakhstan in the quarter.

Gas & Power
In the fourth quarter of 2011 Eni’s gas sales fell by 11.4% to 25.47 bcm due to weak demand and increasing competitive pressure driven by the oversupply in the marketplace. Volumes marketed on the domestic market decreased by 11.8% down in all segments, with the thermoelectric sales affected by the higher competitiveness of renewable sources and coal, and sales to wholesalers, medium-sized enterprises, services and residential users impacted by unusual winter weather.
Eni’s volumes on the European markets decreased by 6% reflecting increased competitive pressure and unfavorable weather conditions, mainly in Benelux (down 44%), Hungary (down 12%) and France (down 11%), partly offset by higher sales in Turkey and Germany/Austria. In addition sharply lower off-takes by importers to Italy were registered in the period (down 76%) due to the declaration of force majeure on Libyan gas, suspended on December 20, 2011.
For the full year, gas sales (96.76 bcm) were barely unchanged from 2010. Volumes marketed in Italy reported a positive trend

__________________

(1)	Information on net borrowings composition is furnished on page 34.
(2)	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See pages 34 and 35 for leverage and ROACE, respectively.
(3)	Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

in the first part of the year, almost completely offset by lower sales registered in the fourth quarter. Outside Italy the decrease of sales to importers in Italy (down 62%) was absorbed by the higher volumes marketed on the European target markets (up 8%) driven by growth in Turkey, UK/Northern Europe, France, Germany/Austria and the Iberian Peninsula while sales in Benelux sharply decreased due to competitive pressure, mainly in the wholesale segment. LNG sales in extra European markets increased mainly in the Far East and South America.

Refining & Marketing
Refining margins for the quarter remained at unprofitable levels (the marker Brent margin was $2.52 per barrel; down 8% from the fourth quarter of 2010) due to high feedstock costs which were only partially transferred to prices at the pump driven by weak underlying fundamentals (sluggish demand, excess capacity and high inventory levels). Eni’s margins in the same period decreased due to narrowing light-heavy crude differentials in the Mediterranean area dragging down the profitability of Eni’s high conversion refineries. For the full year, Eni’s refining margins were influenced by the same factors as in the quarter.
In the fourth quarter of 2011, Eni marketed lower volumes on its Italian retail network, down by 6% (down 3% for the full year) reflecting weak fuel consumption. The Company implemented a number of commercial initiatives intended to preserve its market share which remained stable in spite of a down market (30.4% in the fourth quarter; 30.5% in the full year). Retail sales in the European market were in line with the fourth quarter of 2011, while decreasing by 3% from 2010.

Currency
Results of operations for the full year were negatively impacted by the appreciation of the euro vs. the US dollar (up 4.9%).

Portfolio developments

The year 2011 was marked by the Libyan crisis on the one hand; on the other hand the Company showed its extraordinary resilience as it managed to recover its production levels in the Country almost completely in a very short time frame, following a situation of total standstill of its industrial activities during the peak of the crisis. In spite of those developments, we continued to pursue our long-term growth strategy laying foundations for a new development stage for Eni. The Mamba discovery found a massive gas field off the coast of Mozambique, representing by far the most important operated finding ever made by Eni. It promises to change the Group profile ensuring years of future growth and opportunities for investments and returns. The Final Investment Decision of the Perla giant gas field was sanctioned. The Perla field is located in the offshore Cardon IV Block in the Gulf of Venezuela. In the year 2011 we achieved start-ups at eleven oil and gas fields which are expected to add approximately 80 kboe/d at plateau to our medium-term production. We made final investment decisions to develop large projects such as the jointly-operated Samburgskoye and Urengoskoye giant gas fields in Siberia, in addition to the above mentioned Perla project. Many important deals were finalized to broaden the Company’s portfolio of growth options in the unconventional resources, including agreements signed in China, Algeria and Ukraine. Several exploration successes strengthened the Company’s resource base in the core areas of the Barents Sea, Angola, Indonesia, the USA and Ghana. In the Gas & Power division, we consolidated our leading market position by integrating the Altergaz customer portfolio in France and acquiring Nuon in Belgium, targeting the valuable residential and industrial segments in both cases. We started the "green chemistry" project at our industrial site of Porto Torres, Sardinia, paving the way to a strategic shift in our petrochemicals activity away from the old, commoditized businesses in favor of growing niche and innovative production. In this way, we are aiming to restore the economic equilibrium of Polimeri Europa over the medium-term. Lastly, we rationalized our asset portfolio by divesting our interests in the entities engaged in international gas transport form Northern Europe and Russia, and exited certain other marginal assets.

Fourth Quarter
Update on the Libyan situation
Following the conclusion of the internal conflict, and the gradual return to political and social normality in the Country, we have stepped up our efforts to fully resume production at our Libyan sites and facilities and gas exports through the GreenStream pipeline on the back of our stable contacts with the Interim Transitional National Council and continued collaboration with the NOC. Major milestones achieved in the final part of the year include the restart of oil production at the Wafa and Bu Attifel fields in September, the reopening of the GreenStream and gas production at the Wafa field in October, and the return to production of the Sabratha gas platform at the Bahr Essalam field in November which fills the GreenStream, and the El feel and Bouri oilfields during the same month. Production at our Libyan sites is currently flowing at approximately 240 kboe/d and we are targeting to achieve the pre-crisis production plateau of 280 kboe/d and full ramp-up by the second half of 2012. On December 20, 2011 we notified our counterpart in the Libyan petroleum contracts, NOC, of the termination of the declaration of force majeure which had occurred in April 2011.

Karachaganak
On December 14, 2011, the Republic of Kazakhstan (RoK) and the contracting companies in the giant Karachaganak gas-condensate field in north-west Kazakhstan reached an agreement to settle all pending claims relating to the recovery of costs incurred to develop the field, as well as a series of tax disputes. The agreement will support the further development of the field.
The agreement, effective from June 30, 2012 on satisfaction of conditions precedent, involves Kazakhstan’s KazMunaiGas (KMG) acquiring a 10% interest in the project. This will be done by each of the contracting companies transferring 10% of their rights and interest in the Karachaganak Final Production Sharing Agreement (FPSA) to KMG. The contracting companies will receive $1 billion net cash consideration ($325 million being Eni’s share).
In addition the agreement provides for the allocation of an additional 2 million tonnes of liquids per annum capacity for the Karachaganak project in the Caspian Pipeline Consortium export pipeline. The effects of the agreement on profit and loss and reserve and production entitlements will be recognized in the 2012 financial statements.

Indonesia
In November 2011, Eni was awarded two operated gas exploration contracts: (i) the Arguni I block (Eni’s interest 100%) located onshore and offshore in the Bintuni basin near a liquefaction facility; (ii) the North Ganal Block, located offshore Indonesia near the relevant Jangkrik discovery and the Bontang liquefaction terminal, in a consortium with other international oil companies.

Australia
In November 2011, Eni acquired a 32.5% stake in the Evans Shoal gas discovery in the Timor Sea with approximately 7 Tcf of volumes of gas in place.

Venezuela
In December 2011, Eni and its partner Repsol (50%-50%) signed a Gas Sales Agreement for developing the giant Perla gas discovery, containing over 17 Tcf of gas in place with the Venezuelan national oil company PDVSA. The development plan provides for three phases, targeting production of approximately 9 Tcf until 2036 or 1.2 mmcf/d at peak. The gas produced will be used locally and exported. The investment plan for the first development phase is estimated at $1.4 billion. The national oil company PDVSA is entitled to acquire a 35% interest in the development project by proportionally diluting the interest of each of the international partners.

Angola
In December 2011, Eni and the Angolan authorities signed a Production Sharing Contract for the exploration of Block 35, located in a very promising offshore basin. Eni also signed agreements with Sonangol for joint mineral initiatives, the implementation of a pilot project on food and biodiesel and development projects related to non associated gas in Block 15/06, as well as an Intent Protocol for the construction of a refinery.

Belgium
In January 2012, Eni completed the acquisition of Nuon Belgium NV and Nuon Power Generation Wallon NV that supply gas and electricity to the industrial and residential segments in Belgium for a cash consideration amounting to euro 214 million.

Full-year 2011
Mozambique
A full range of activities is ongoing at the giant gas discovery Mamba South 1 (Eni operator with a 70% interest), located in Area 4 in the offshore Rovuma Basin. The Mamba South 1 discovery well was drilled in two sequential stages. According to field test results, the mineral potential of the area is huge, with up to 22.5 Tcf of gas in place, confirming the Rovuma Basin as a world-class natural gas province. The first exploration well makes it the largest operated discovery in the Company’s exploration history. The potential of the Mamba complex has been further consolidated by the Mamba North 1 discovery in the first part of 2012, which encountered an additional mineral potential of 7.5 Tcf. It is estimated that the total volume of gas in place now reaches about 30 Tcf.

Algeria
In April 2011, Eni signed a cooperation agreement with Sonatrach to explore for and develop unconventional hydrocarbons, particularly shale gas plays.

China
In January 2011, Eni signed a Memorandum of Understanding with CNPC/Petrochina to pursue joint initiatives targeting development of both conventional and unconventional resources in China and outside China.

Ukraine
In April 2011, an agreement was signed with Cadogan Petroleum plc for the acquisition of an interest in two exploration and development licenses located in the Dniepr-Donetz basin, in Ukraine.

Australia
In May 2011, Eni signed an agreement with MEO Australia to farm-in the Heron and Blackwood gas discoveries in the NT/P-68 permit, located in the Timor Sea. Eni will acquire a 50% stake and operatorship in both gas discoveries by financing exploration activities relating to the drilling of two appraisal wells for Heron, and one appraisal well and seismic surveys for Blackwood. The agreement also provides an option to acquire an additional 25% in both the discoveries by financing the development plan required to reach a Final Investment Decision (FID).

Bio-based chemicals
In June 2011, through its subsidiary Polimeri Europa, Eni signed a cooperation agreement with Novamont SpA to convert Eni’s Porto Torres chemical plant into an innovative bio-based chemical complex to produce bio-plastics and other bio-based petrochemical products (bio-lubricants and bio-additives) for which significant growth is expected in the medium-long term. The project will be supported by an integrated supply chain and raw materials of vegetable origin. Novamont will contribute its technologies and skills in the bio-plastics and bio-based chemical sector. Eni will contribute to the joint entity the Porto Torres plant, infrastructure and professional staff as well as its industry, technical-engineering and commercial know-how in the petrochemical sector. In addition, Eni aims to build a biomass power plant and to carry out a number of projects for the environmental restoration and clean-up activities. Eni plans to make capital expenditure totaling approximately euro 1.2 billion in the 2011-2016 period to execute the above mentioned projects, directly or through the joint entity.

Exploration activities In 2011, in addition to Mamba, significant exploratory success was achieved in:
(i)	Norway where the Skrugrad and the Havis oil and gas discoveries in the PL532 license (Eni 30%) found a combined amount of 500 mmbbl of recoverable resources. Both fields are planned to be put in production by means of a fast-track synergic development;
(ii)	Angola, where a number of discoveries were made offshore Block 15/06 (Eni operator with a 35% interest) (i) with the Mukuvo-1 discovery and Cinguvu-2 appraisal and Cabaça South East-3 oil wells. These discoveries will be put into production through the West (already sanctioned in 2010) and East Hubs projects; (ii) the Lira gas and condensates discovery. In addition exploration activity yielded positive results in Block 2 (Eni's interest 20%) within the Gas Project, with the drilling of the Garoupa-2 and Garoupa Norte 1 appraisal wells containing gas and condensates;
(iii)	Indonesia, with the Jangkrik North East gas discovery in the offshore Block Muara Bakau (Eni operator with a 55% interest);
(iv)	USA, in the Gulf of Mexico, with the Hadrian North appraisal well containing oil and natural gas resources in Block KC919 (Eni’s interest 25%);
(v)	Ghana, with the appraisal well Sankofa-2 and the Gye Nyame discovery containing gas and condensates in the offshore Block Cape Three Points (Eni operator with a 47.22% interest). Possible development synergies are under evaluation;
(vi)	Venezuela, where the Perla 4 and 5 appraisal wells in the Cardon IV Block (Eni’s interest 50%) were successfully drilled. Results exceeded the initial resource estimation bringing it to more than 16,000 bcf.

Main production start-ups In line with the Company’s production plans, production was started at the following main fields:
(i)	Denise B (Eni’s interest 50%), in the Nile Delta in Egypt, which started to flow at approximately 7 kboe/d and production peaking at approximately 14 kboe/d net to Eni in 2012;
(ii)	Kitan (Eni operator with a 40% interest), located deep offshore between Timor-Leste and Australia and production start-up of approximately 3 kbbl/d net to Eni. Production at the Kitan field is supported through subsea completion wells connected to an FPSO (Floating Production Storage and Offloading) and is expected to peak approximately 11 kbbl/d in 2012;
(iii)	Capparuccia (Eni’s interest 95%) and Guendalina (Eni’s interest 80%) in Italy, with an initial production of approximately 3 kboe/d net to Eni;
(iv)	Libondo (Eni’s interest 35%), offshore Congo, which started to flow at 3 kboe/d net to Eni;
(v)	Nikaitchuq (Eni operator with a 100% interest), offshore Alaska, with an initial production of approximately 5 kbbl/d. Production is expected to peak at approximately 21 kbbl/d;
(vi)	Appaloosa (Eni’s interest 100%), in the Gulf of Mexico, with a production of approximately 4 kbbl/d.

Outlook

Eni will host a strategy presentation on March 15, 2012 to outline the Company’s targets for the 2012-2015 four-year plan.

Eni expects the 2012 outlook to be a challenging one due to continuing signs of an economic slowdown, particularly in the Euro-zone, and volatile market conditions. International oil prices will be supported by robust demand growth from China and other emerging economies, as well as ongoing geopolitical risks and uncertainties, partly offset by a recovery in the Libyan output. For investment planning purposes and short-term financial projections, Eni assumes a full-year average price of $90 a barrel for the Brent crude benchmark. Recovery perspectives look poor in the gas sector. Gas demand is expected to be soft due to slow economic activity and increasing competition from renewables; in the meantime the marketplace is seen well supplied. Against this backdrop, management expects ongoing margin pressures to continue in 2012, and reduced sales opportunities due to rising competition. Management foresees the persistence of a depressed trading environment in the European refining business. Refining margins are anticipated to remain at unprofitable levels due to high costs of oil supplies, sluggish demand and excess capacity.

Against this backdrop, key volumes trends for the year are expected to be the following:
-	Production of liquids and natural gas: production is expected to grow compared to 2011 (in 2011 hydrocarbons production was reported at 1.58 million boe/d) driven by a progressive recovery in the Company’s Libyan output to achieve the pre-crisis level, coming fully online by the second half of 2012. Excluding this important development, management still sees a growth trajectory in production, boosted by the continuing ramp-up in Italy and Iraq and new field start-ups at certain large projects in Algeria and offshore Angola and the gas joint development in Siberia. These increases will be partly offset by mature field declines;
-	Worldwide gas sales: management expects natural gas sales to be roughly in line with 2011 (in 2011, worldwide gas sales were reported at 96.76 bcm and included sales of both consolidated subsidiaries and equity-accounted entities, as well as upstream direct sales in the US and the North Sea). In spite of weak demand growth in Italy, management is targeting to boost sales volumes and market share and to retain and develop its retail customer base; outside Italy the main engines of growth will be sales expansion in the key markets of France and Germany/Austria and opportunities in the Far East. Management intends to leverage on an improved cost position due to the benefits of contract renegotiations, integration of recently-acquired assets in core European markets, development of the commercial offer through a multi-country platform, and service excellence. Management is also planning to enhance trading activities to draw value from existing assets;
-	Refining throughputs on Eni’s account: management foresees refinery processed volumes to be in line with 2011 (in 2011 refining throughputs on own account were reported at 31.96 million tonnes) in response to a negative trading environment. Management is planning to pursue process optimization measures by improving yields, cycle integration and flexibility, as well as efficiency gains by cutting fixed and logistics costs and energy savings in order to reduce the business exposure to the market volatility and achieve immediate benefit on the profit and loss. Enhancement of oil trading activities will help expand industrial margins;
-	Retail sales of refined products in Italy and the Rest of Europe: management foresees retail sales volumes to be slightly lower than in 2011 (in 2011, retail sales volumes in Italy and Rest of Europe were reported at 11.37 million tonnes). In Italy where fuel consumption is expected to continue on a downward trend and a new wave of liberalization promises to spur competition, management intends to preserve the Company’s market share leveraging marketing initiatives tailored to customers’ needs, the strength of the eni brand targeting to complete the rebranding of the network, and an excellent service. Outside Italy, the Company will grow selectively targeting stable volumes on the whole;
-	Engineering & Construction: the profitability outlook of this business remains bright due to an established competitive position and a robust order backlog.

For the full year 2012, management expects a capital budget almost in line with 2011 (in 2011 capital expenditure amounted to euro 13.44 billion, while expenditures incurred in joint venture initiatives and other investments amounted to euro 0.36 billion). Management plans to continue spending on exploration to appraise the mineral potential of recent discoveries (Mozambique, Norway, Ghana and Indonesia) and investing large amounts on developing growing areas and maintain field plateaus in mature basins. Other investment initiatives will target the upgrading of the gas transport and distribution networks, the completion of the EST project in the refining business, and strengthening selected petrochemicals plants. The ratio of net borrowings to total equity – leverage – is projected to be roughly in line with the level achieved at the end of 2011 assuming a Brent price of $90 a barrel.

This press release has been prepared on a voluntary basis in accordance with the best practices on the marketplace. It provides data and information on the Company’s business and financial performance for the fourth quarter and the full year 2011 (unaudited). In this press release results and cash flows are presented for the third and fourth quarter of 2011, the fourth quarter of 2010 and the full year 2011 and 2010. Information on liquidity and capital resources relates to the end of the periods as of December 31 and September 30, 2011, and December 31, 2010. Tables contained in this press release are comparable with those presented in the management’s disclosure section of the Company’s annual report and interim report.

Full year and quarterly accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. The evaluation and recognition criteria applied in the preparation of this report are unchanged from those adopted for the preparation of the 2010 Annual Report.
Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial Officer, Alessandro Bernini, in his position as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

Cautionary statement
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the fourth quarter of the year cannot be extrapolated on an annual basis.

* * *

Contacts
E-mail: segreteriasocietaria.azionisti@eni.com

Investor Relations
E-mail: investor.relations@eni.com
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficiostampa@eni.com
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni Roma, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the fourth quarter and the full year 2011(unaudited) is also available on the Eni web site: eni.com.

Quarterly consolidated report Summary results for the fourth quarter and the full year 2011
(euro million)

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	% Ch. IV Q. 11 vs. 10	Full Year 2010	Full Year 2011	% Ch.

28,113	26,112	30,102	7.1	Net sales from operations	98,523	109,589	11.2
2,875	4,504	3,534	22.9	Operating profit	16,111	17,486	8.5
(132)	(68)	(136)		Exclusion of inventory holding (gains) losses	(881)	(1,113)
1,996	177	861		Exclusion of special items	2,074	1,601
				of which:
(246)				- non recurring items	(246)	69
2,242	177	861		- other special items	2,320	1,532

4,739	4,613	4,259	(10.1)	Adjusted operating profit (a)	17,304	17,974	3.9

				Breakdown by division:
4,028	3,931	4,200	4.3	Exploration & Production	13,884	16,077	15.8
777	352	385	(50.5)	Gas & Power	3,119	1,946	(37.6)
(39)	26	(271)	..	Refining & Marketing	(171)	(535)	..
(74)	(80)	(154)	..	Petrochemicals	(113)	(276)	..
378	333	390	3.2	Engineering & Construction	1,326	1,443	8.8
(43)	(52)	(69)	(60.5)	Other activities	(205)	(226)	(10.2)
(86)	(94)	(19)	77.9	Corporate and financial companies	(265)	(266)	(0.4)
(202)	197	(203)		Impact of unrealized intragroup profit elimination (b)	(271)	(189)
(184)	(462)	(288)		Net finance (expense) income (a)	(692)	(1,125)
82	212	332		Net income from investments (a)	781	1,223
(2,639)	(2,513)	(2,533)		Income taxes (a)	(9,459)	(10,160)
56.9	57.6	58.9		Adjusted tax rate (%)	54.4	56.2

1,998	1,850	1,770	(11.4)	Adjusted net profit	7,934	7,912	(0.3)

548	1,770	1,320	140.9	Net profit attributable to Eni’s shareholders	6,318	6,891	9.1
(96)	(10)	(70)		Exclusion of inventory holding (gains) losses	(610)	(724)
1,250	35	290		Exclusion of special items	1,161	802
				of which:
(246)				- non recurring items	(246)	69
1,496	35	290		- other special items	1,407	733

1,702	1,795	1,540	(9.5)	Adjusted net profit attributable to Eni’s shareholders	6,869	6,969	1.5

				Net profit attributable to Eni’s shareholders
0.15	0.49	0.36	140.0	per share (euro)	1.74	1.90	9.2
0.41	1.38	0.97	136.6	per ADR ($)	4.62	5.29	14.5
				Adjusted net profit attributable to Eni’s shareholders
0.47	0.50	0.43	(8.5)	per share (euro)	1.90	1.92	1.1
1.28	1.41	1.16	(9.4)	per ADR ($)	5.04	5.35	6.2
3,622.5	3,622.7	3,622.7		Weighted average number of outstanding shares (c)	3,622.5	3,622.6
3,146	2,609	3,189	1.4	Net cash provided by operating activities	14,694	14,394	(2.0)

3,912	2,929	3,894	(0.5)	Capital expenditure	13,870	13,438	(3.1)

(a)	Excluding special items. For a detailed explanation of adjusted net profit by division see page 26.
(b)	This item mainly pertained to intra-group sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of the end of the period.
(c)	Fully diluted (million shares).

Trading environment indicators

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	% Ch. IV Q. 11 vs. 10	Full Year 2010	Full Year 2011	% Ch.

86.48	113.46	109.31	26.4	Average price of Brent dated crude oil (a)	79.47	111.27	40.0
1.359	1.413	1.348	(0.8)	Average EUR/USD exchange rate (b)	1.327	1.392	4.9
63.64	80.30	81.09	27.4	Average price in euro of Brent dated crude oil	59.89	79.94	33.5
2.74	2.87	2.52	(8.0)	Average European refining margin (c)	2.66	2.06	(22.6)
3.78	2.92	3.13	(17.2)	Average European refining margin Brent/Ural (c)	3.47	2.90	(16.4)
2.02	2.03	1.87	(7.4)	Average European refining margin in euro	2.00	1.48	(26.0)
8.29	8.74	8.92	7.6	Price of NBP gas (d)	6.56	9.03	37.7
1.0	1.6	1.5	50.0	Euribor - three-month euro rate (%)	0.8	1.4	75.0
0.3	0.3	0.5	66.7	Libor - three-month dollar rate (%)	0.3	0.3

(a)	In USD dollars per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.
(d)	In USD per million BTU.

Group results

Net profit attributable to Eni’s shareholders for the fourth quarter of 2011 was euro 1,320 million, an increase of euro 772 million from the fourth quarter of 2010, or 140.9%. This was driven by a better operating performance (up by 22.9%) due to increased results in the Exploration & Production division and lower extraordinary charges which were down by approximately euro 1 billion compared to previous year’s quarter. These positives were partly offset by lower results incurred by the downstream businesses. Also the Group net profit was boosted by a gain of euro 1,044 million recorded on the divestment of Eni’s interests in the international pipelines which transports gas from Northern Europe and Russia.
The reported Group tax rate decreased by 7 percentage points reflecting the aforementioned gains on interests which were non-taxable items and the circumstance that in the fourth quarter of 2010 higher non-deductible tax charges were recorded (impairment of goodwill). These positives were partly offset by: (i) a higher share of taxable profit reported by subsidiaries of the Exploration & Production division which bear a rate of taxes higher than the Group’s average tax rate; and (ii) the recognition of a large amount of deferred taxes (euro 573 million) due to a changed tax rate applicable to a production sharing agreement, including an adjustment to deferred taxation which was recognized upon allocation of the purchase price as part of a business combination when the mineral interest was acquired by Eni. The Group tax rate was also impacted by higher income taxes (euro 221 million) following enactment of new tax provisions for Italian subsidiaries as per Law No. 148 of September 2011, converting the Law Decree No. 138/2011. This Law increased the Italian windfall tax levied on energy companies (the so-called Robin Tax) by 4 percentage points to 10.5% and enlarged its scope to include gas transport and distribution companies. The increase adds to the ordinary Italian statutory tax rate of 27.5% on corporate profits, bringing the total statutory tax rate to 38%, and a further 3.9% to 4.2% rate provided by an Italian local tax, basically levied on a taxable gross margin given by revenues less raw material and services costs as well as amortization charges.

The full-year net profit was euro 6,891 million, an increase of euro 573 million from 2010, or 9.1%. This increase was driven by an improved operating performance (up euro 1,375 million) and higher gains from investments (approximately euro 1 billion), which were partly offset by increasing net finance charges (down euro 402 million), driven by an increased level of average net financial borrowings, as well as fair value losses which were recognized on certain derivative financial instruments on interest rates lacking the formal criteria to be treated as hedges in accordance with IAS 39. Finally, the Group incurred higher income taxes (down euro 1,537 million) reflecting the approximately 2 percentage point increase in tax rate and the same effects described as in the fourth quarter results.

Adjusted net profit attributable to Eni’s shareholders amounted to euro 1,540 million for the fourth quarter of 2011, a decrease of euro 162 million from the fourth quarter of 2010, or 9.5%. Full-year adjusted net profit was euro 6,969 million, an increase of euro 100 million from 2010, or 1.5%.

Adjusted net profit for the fourth quarter was calculated by excluding an inventory holding profit of euro 70 million and net special charges of euro 290 million, thus totaling to an increase of euro 220 million. For the full year, an inventory holding profit of euro 724 million and net special charges of euro 802 million were excluded, totaling to an increase of euro 78 million.

Special charges of the operating profit (euro 861 million and euro 1,601 million in the fourth quarter and the full year 2011, respectively) mainly related to impairment losses of euro 725 million in the fourth quarter (euro 1,022 million in the full year), which were recorded to write down the book values of certain tangible and intangible assets to their lower values-in-use in the refining and gas marketing businesses. In performing the impairment review, management assumed a reduced profitability outlook in those businesses driven by a deteriorating macroeconomic environment, volatility of commodity prices, and rising competitive pressures. Other impairment losses regarded a number of oil&gas properties in the Exploration & Production division reflecting a changed pricing environment and downward reserve revisions, as well as a marginal line of business in the Petrochemical segment due to lack of profitability perspectives.
Other special charges related to (i) provisions for redundancy incentives (euro 155 million in the quarter; euro 209 million in the full year), including a liability which was taken in connection with the 2010-2011 personnel mobility program in Italy to reflect changed pension requirements; and (ii) environmental provisions amounting to euro 72 million in the quarter (euro 135 million in the full year), as well as certain risk provisions. These charges were partly offset by gains on disposal of assets and a gain on fair value evaluation of certain commodity derivatives which did not meet the formal criteria for hedge accounting provided by IAS 39 (a gain of euro 219 million in the fourth quarter; a loss of euro 15 million in the full year).
Special items in net profit included: (i) an impairment loss (euro 157 million) of an interest in a refinery plant in the Eastern Europe reflecting a reduced profitability outlook; (ii) a deferred tax provision of euro 552 million following changes in the tax rate applicable to a production sharing agreement, including an adjustment to the deferred taxation which was recognized as part of a business combination when the mineral interest was acquired by Eni; (iii) gains on the divestment of interests in the international gas transport pipelines (euro 1,044 million).

Results by division
The increase in the Group adjusted net profit in the full year reflected a higher adjusted net profit mainly reported by the Exploration & Production and Engineering & Construction divisions. The Gas & Power, Refining & Marketing and Petrochemical divisions reported lower results. The quarterly performance declined as the negative trends outpaced the positive developments.

Exploration & Production
The Exploration & Production division reported better adjusted net results (up 6.7% and 22.6% in the fourth quarter and the full year, respectively) driven by an improved operating performance (up euro 172 million, or 4.3%, in the fourth quarter; up euro 2,193 million, or 15.8%, for the full year), on the back of stronger hydrocarbons prices which were up by 21.9% and 30% on average in the fourth quarter and the full year, respectively. This trend has more than offset a reduced operating profit from Eni’s Libyan activities. However, in the last part of the year the Company made a big progress to put production back online and restart gas exportation, which helped to absorb the impact of force majeure declared during the peak of the Libyan crisis, and terminated on December 20, 2011. Full year results were impacted by the negative effect of the appreciation of the euro against the dollar (up 4.9%; barely unchanged in the fourth quarter).

Engineering & Construction
The Engineering & Construction division reported solid results in 2011. Adjusted operating profit increased by 3.2% and 8.8%, to euro 390 million and euro 1,443 million in the fourth quarter and the full year, respectively. These improvements were driven by revenue growth and higher profitability of acquired orders. Adjusted net profit increased by 4.1% and 10.5% in the fourth quarter and the full year, respectively.

Gas & Power
The Gas & Power division reported a sharply lower adjusted operating profit, down by euro 392 million in the fourth quarter or 50.5% and by euro 1,173 million for the full year or 37.6%. These decreases were caused by the Marketing business which incurred operating losses in both reporting periods, reversing prior-year profit (a loss of euro 169 million and euro 550 million in the fourth quarter and the full year of 2011, respectively, which compares to a profit of euro 180 million and euro 733 million in the fourth quarter and the full year of 2010, respectively). The marketing performance was negatively impacted by weak demand and mounting competitive pressures fuelled by oversupply which squeezed selling margins and reduced volumes opportunities. The performance was also impacted by the disruption in Libyan gas availability which affected both the supply mix and sales to shippers which import Libyan gas to Italy, as well as by the unfavorable trends in energy parameters, unusual winter weather and a tariff freeze in certain European Countries. Furthermore, the results reflected only a part of the benefits associated with the renegotiations of the supply contracts, certain of which are still pending, delaying the recognition of the associated economic effects.
In the fourth quarter of 2011, results of the Regulated businesses in Italy were little changed. On a yearly basis, the negative performance of the Marketing business was partly offset by the better results recorded by International transport activity (up 12%) and Regulated businesses in Italy (up 3.4%). Adjusted net profit of the Gas & Power division amounted to euro 333 million in the fourth quarter (down 48.3% from the fourth quarter of 2010), and euro 1,541 million in 2011 (down 39.8% from the previous year).

Refining & Marketing
In the fourth quarter of 2011, the Refining & Marketing division reported sharply lower adjusted operating losses of euro 271 million, down by euro 232 million from the same period of the previous year. This decrease reflected depressed refining margins and poor demand for fuels due to weak underlying fundamentals. Management pursued initiatives intended to boost efficiency and optimize refinery cycles in order to cope with a challenging trading environment. In the full year, the operating loss amounted to euro 535 million, increasing by euro 364 million from 2010. The adjusted net loss (euro 130 million in the quarter, and euro 262 million in the full year, respectively) increased by euro 82 million and euro 213 million, respectively in the quarter and on yearly basis.

Petrochemicals
In the fourth quarter of 2011, the Petrochemical division reported deeper operating losses of euro 154 million, down by euro 80 million from the year-ago quarter. For the full year, the operating loss escalated to euro 276 million, down by euro 163 million year-on-year. Those trends were negatively impacted by falling product margins, with the cracker margin severely hit by higher supply costs of oil-based feedstock which were not recovered in sales prices on end markets, and a substantial decrease in demand due to expectations for a reduction in prices of petrochemical commodities. Adjusted net loss grew by euro 86 million to a loss of euro 123 million for the quarter (down by euro 123 million to a loss of euro 208 million in the full year).

Summarized Group Balance Sheet4

(euro million)

Dec. 31, 2010	Sep. 30, 2011	Dec. 31, 2011	Change vs. Dec. 31, 2010	Change vs. Sep. 30, 2011

Fixed assets
Property, plant and equipment	67,404	70,314	73,577	6,173	3,263
Inventory - compulsory stock	2,024	2,335	2,433	409	98
Intangible assets	11,172	10,858	10,953	(219)	95
Equity-accounted investments and other investments	6,090	6,331	6,278	188	(53)
Receivables and securities held for operating purposes	1,743	1,864	1,740	(3)	(124)
Net payables related to capital expenditure	(970)	(1,333)	(1,576)	(606)	(243)

	87,463	90,369	93,405	5,942	3,036
Net working capital
Inventories	6,589	8,159	7,579	990	(580)
Trade receivables	17,221	16,154	17,898	677	1,744
Trade payables	(13,111)	(11,750)	(13,616)	(505)	(1,866)
Tax payables and provisions for net deferred tax liabilities	(2,684)	(4,207)	(3,530)	(846)	677
Provisions	(11,792)	(11,692)	(12,710)	(918)	(1,018)
Other current assets and liabilities	(1,286)	(275)	289	1,575	564
	(5,063)	(3,611)	(4,090)	973	(479)
Provisions for employee post-retirement benefits	(1,032)	(1,069)	(1,039)	(7)	30
Net assets held for sale including related net borrowings	479	240	206	(273)	(34)

CAPITAL EMPLOYED, NET	81,847	85,929	88,482	6,635	2,553

Shareholders’ equity:
- Eni shareholders’ equity	51,206	52,946	55,529	4,323	2,583
- Non-controlling interest	4,522	4,710	4,921	399	211
	55,728	57,656	60,450	4,722	2,794
Net borrowings	26,119	28,273	28,032	1,913	(241)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	81,847	85,929	88,482	6,635	2,553

Leverage	0.47	0.49	0.46	(0.01)	(0.03)

The Group’s balance sheet as of December 31, 2011 was impacted by a drop in the exchange rate of the euro versus the US dollar, which was down by 3.1% from December 31, 2010 (from 1.336 to 1.294 dollars per euro as of December 31, 2011). This trend increased net capital employed, net equity and net borrowings by euro 1,171 million, euro 1,028 million, and euro 143 million respectively, as a result of exchange rate translation differences.
The increase in total equity due to exchange differences together with net profit for the year helped absorb the increased level of net borrowings, reducing the Group leverage to 0.46 compared to the level of 0.47 as of December 31, 2010.

Fixed assets amounted to euro 93,405 million, representing an increase of euro 5,942 million from December 31, 2010, reflecting exchange rate translation differences and capital expenditure incurred in the year (euro 13,438 million), partly offset by depreciation, depletion, amortization and impairment charges (euro 9,318 million).

Net working capital amounting to a negative euro 4,090 million increased by euro 973 million. This was due to increasing oil, gas and petroleum products inventories, driven by the impact of rising oil prices on inventories stated at the weighted average cost (up euro 990 million). In addition, a decreased balance of other payables and receivables (up euro 1,575 million) was recorded, mainly related to payments to the Company’s gas suppliers due to the take-or-pay position accrued, net of prepaid volumes of gas which were off-taken (euro 324 million) and a higher balance of receivables vs. payables in respect to the Company's joint-venture partners in the Exploration & Production segment. These flows were partly offset by higher tax payables and net provisions for deferred tax liabilities accrued in the quarter (down euro 846 million).

Net assets held for sale including related liabilities (euro 206 million) mainly related to non-strategic assets of the Exploration & Production division.

__________________

(4)	The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Shareholders’ equity including non-controlling interests increased by euro 4,722 million to euro 60,450 million, reflecting comprehensive income earned in the period (euro 9,085 million). This comprised the full year net profit (euro 7,834 million) and foreign currency translation differences, and was partly absorbed by dividend payments to Eni’s shareholders (euro 3,695 million, euro 1,884 million relating to the 2011 interim dividend), and non-controlling interests, mainly Snam and Saipem (euro 571 million).

Summarized Group Cash Flow Statement5

(euro million)

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	Full Year 2010	Full Year 2011

844	1,825	1,550	Net profit	7,383	7,834
			Adjustments to reconcile net profit to net cash provided by operating activities:
2,979	2,052	3,102	- depreciation, depletion and amortization and other non monetary items	9,024	9,096
(173)	(48)	(1,094)	- net gains on disposal of assets	(552)	(1,170)
2,292	2,641	2,846	- dividends, interest, taxes and other changes	9,368	10,674
(35)	(2,082)	230	Changes in working capital related to operations	(1,720)	(2,214)
(2,761)	(1,779)	(3,445)	Dividends received, taxes paid, interest (paid) received during the period	(8,809)	(9,826)

3,146	2,609	3,189	Net cash provided by operating activities	14,694	14,394
(3,912)	(2,929)	(3,894)	Capital expenditure	(13,870)	(13,438)
(109)	(92)	(140)	Investments and purchase of consolidated subsidiaries and businesses	(410)	(360)
211	231	1,577	Disposals	1,113	1,911
330	187	341	Other cash flow related to capital expenditure, investments and disposals	228	628

(334)	6	1,073	Free cash flow	1,755	3,135
(44)	79	(18)	Borrowings (repayment) of debt related to financing activities	(26)	41
548	1,820	(831)	Changes in short and long-term financial debt	2,272	1,102
(143)	(1,882)	(269)	Dividends paid and changes in non-controlling interest and reserves	(4,099)	(4,327)
10	44	2	Effect of changes in consolidation and exchange differences	39	(2)

37	67	(43)	NET CASH FLOW FOR THE PERIOD	(59)	(51)

Change in net borrowings

(euro million)

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	Full Year 2010	Full Year 2011

(334)	6	1,073	Free cash flow	1,755	3,135
(33)			Net borrowings of acquired companies	(33)
		(192)	Net borrowings of divested companies		(192)
(348)	(419)	(371)	Exchange differences on net borrowings and other changes	(687)	(529)
(143)	(1,882)	(269)	Dividends paid and changes in non-controlling interest and reserves	(4,099)	(4,327)
(858)	(2,295)	241	CHANGE IN NET BORROWINGS	(3,064)	(1,913)

Net cash provided by operating activities amounted to euro 14,394 million for the full year. Cash outflows relating to capital expenditure totaling euro 13,438 million, expenditures in joint venture initiatives (euro 360 million) and dividend payments amounting to euro 4,327 million were partly financed by cash flow from operating activities and proceeds from asset disposals (euro 1,911 million). As a result of these cash flows, net borrowings as of December 31, 2011 increased by euro 1,913 million compared to December 31, 2010. Proceeds from disposals mainly related to the divestment of the Company’s interests in the entities engaged in the international transport of gas from Northern Europe and Russia, a gas distribution activity in Brazil, and non-strategic assets in the Exploration & Production division.
Furthermore, cash flow provided by operating activities benefited by higher cash inflow of euro 500 million associated with transferring trade receivables due beyond December 31, 2011 to factoring institutions amounting to euro 1,779 million in the fourth quarter of 2011, while the balance at December 31, 2010 benefited from transferring euro 1,279 million of trade receivables due beyond that date.

__________________

(5)	Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) change in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Other information

Eni SpA parent company preliminary accounts for 2011

Eni’s Board of Directors also reviewed Eni SpA’s preliminary results for 2011 prepared in accordance with IFRSs. Net profit for the full year was euro 4,251 million (euro 6,179 million in 2010). The euro 1,928 million decrease was mainly due to: (i) lower dividends received by participated entities, partly offset by lower losses reported by certain controlled entities; (ii) lower operating performance reported by the Gas & Power and Refining & Marketing divisions; (iii) higher finance charges.

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries

Certain provisions have been recently enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of December 31, 2011, ten of Eni’s subsidiaries – Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Trans Tunisian Pipeline Co Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc and Eni Trading & Shipping Inc – fall within the scope of the new continuing listing standard. Eni has already adopted adequate procedures to ensure full compliance with the new regulation.

Financial and operating information by division for the fourth quarter and the full year 2011 is provided in the following pages.

Exploration & Production

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	% Ch. IV Q. 11 vs. 10	Full Year 2010	Full Year 2011	% Ch.

RESULTS	(euro million)
8,280	6,933	7,936	(4.2)	Net sales from operations		29,497	29,121	(1.3)
3,799	3,919	4,169	9.7	Operating profit		13,866	15,887	14.6
229	12	31		Exclusion of special items:		18	190
30				- environmental charges		30
97		49		- asset impairments		127	190
(17)		(35)		- gains on disposal of assets		(241)	(63)
84	11	29		- provision for redundancy incentives		97	44
31	1	(30)		- re-measurement gains/losses on commodity derivatives			1
4		18		- other		5	18
4,028	3,931	4,200	4.3	Adjusted operating profit		13,884	16,077	15.8
(49)	(57)	(58)		Net financial income (expense) (a)		(205)	(231)
(8)	36	176		Net income (expense) from investments (a)		274	624
(2,384)	(2,255)	(2,624)		Income taxes (a)		(8,353)	(9,604)
60.0	57.7	60.8		Tax rate	(%)	59.9	58.3
1,587	1,655	1,694	6.7	Adjusted net profit		5,600	6,866	22.6

				Results also include:
2,015	1,396	1,876	(6.9)	- amortization and depreciation		7,051	6,440	(8.7)
				of which:
318	249	340	6.9	exploration expenditure		1,199	1,165	(2.8)
201	180	243	20.9	- amortization of exploratory drilling expenditure and other		802	820	2.2
117	69	97	(17.1)	- amortization of geological and geophysical exploration expenses		397	345	(13.1)
2,573	2,026	2,690	4.5	Capital expenditure		9,690	9,435	(2.6)
				of which:
294	196	525	78.6	- exploratory expenditure (b)		1,012	1,210	19.6

				Production (c) (d)
1,049	793	896	(14.6)	Liquids (e)	(kbbl/d)	997	845	(15.2)
5,021	3,773	4,345	(13.4)	Natural gas	(mmcf/d)	4,540	4,085	(10.1)
1,954	1,473	1,678	(14.1)	Total hydrocarbons	(kboe/d)	1,815	1,581	(12.9)

				Average realizations
76.72	104.42	100.42	30.9	Liquids (e)	($/bbl)	72.76	102.11	40.3
6.75	6.45	7.13	5.7	Natural gas	($/mmcf)	6.02	6.48	7.7
59.55	73.88	72.58	21.9	Total hydrocarbons	($/boe)	55.60	72.26	30.0

				Average oil market prices
86.48	113.46	109.31	26.4	Brent dated	($/bbl)	79.47	111.27	40.0
63.64	80.30	81.09	27.4	Brent dated	(euro /bbl)	59.89	79.94	33.5
85.06	89.70	94.07	10.6	West Texas Intermediate	($/bbl)	79.39	95.05	19.7
134.20	145.50	117.60	(12.4)	Gas Henry Hub	($/kcm)	155.03	141.26	(8.9)

(a)	Excluding special items.
(b)	Includes exploration bonuses.
(c)	Supplementary operating data is provided on page 43.
(d)	Includes Eni’s share of equity-accounted entities production.
(e)	Includes condensates.

Results

In the fourth quarter of 2011, the Exploration & Production division reported an adjusted operating profit amounting to euro 4,200 million, representing an increase of euro 172 million, or 4.3%, from the fourth quarter of 2010. The positive result was driven by higher oil and gas realizations in dollar terms (oil up 30.9%; natural gas up 5.7%). This positive factor was partly offset by the impact associated with a lowered output in Libya. However, in the last part of the year the Company made a big progress to put production back online and restart gas exportation, which helped absorb the impact of force majeure declared during the peak of the Libyan crisis and terminated on December 20, 2011 (for further details see comment on production below).

Special charges excluded from adjusted operating profit amounted to euro 31 million in the quarter (euro 190 million in the full year) and mainly related to impairment charges of oil&gas properties, reflecting a reduced outlook for prices and downward reserve revisions, provisions for redundancy incentives, as well as losses on fair value evaluation of certain derivatives embedded in the pricing formulas of long-term gas supply agreements, and gains on disposal of non-strategic assets.
Special charges in net profit included an adjustment to deferred taxation of euro 552 million, following changes in tax rate applicable to a production sharing agreement (PSA).

Adjusted net profit for the fourth quarter of 2011 was up by euro 107 million, or 6.7%, to euro 1,694 million due to an improved operating performance.

Adjusted operating profit for 2011 was euro 16,077 million, representing an increase of euro 2,193 million from 2010, up 15.8%, driven by higher oil and gas realizations in dollar terms (oil up 40.3% and natural gas up 7.7%) and by the depreciation of the euro versus the dollar (approximately euro 490 million), partly offset by the impact associated with a lowered Libyan output due to events in 2011.

Adjusted net profit for 2011 increased by euro 1,266 million to euro 6,866 million from 2010 due to an improved operating performance.

Operating review

In the fourth quarter of 2011, Eni’s reported liquids and gas production of 1.678 mmboe/d down by 14.1% from the fourth quarter of 2010. This reduction was driven by a lowered flow from Eni activities in Libya, which was affected by the shut down of almost all the company plants and facilities including the GreenStream pipeline throughout the peak of the Country’s internal crisis (approximately 6 months). In the last part of the year the efforts made to restart the GreenStream pipeline and recover production enabled the Company to bring back online an average Libyan output of 160 kboe/d in the quarter, partly offsetting the impact of force majeure (down 250 kboe/day in the quarter). Performance for the quarter was also negatively impacted by lower entitlements in the Company’s PSAs due to higher oil prices with an overall effect of approximately 20 kboe/d compared to the previous year’s quarter. Net of these effects, production for the quarter was in line with the fourth quarter of 2010. Ramp up of fields started in 2010 and quarterly start-ups were partly absorbed by lower-than-anticipated growth in Iraq and planned facility downtime.

Liquids production (896 kbbl/d) decreased by 153 kbbl/d, or 14.6%, due to production losses in Libya, lower entitlements in the Company’s PSAs and planned facility downtime in particular in Kazakhstan and the United Kingdom. These negatives were partly offset by start-ups in Australia and Italy.

Natural gas production (4,345 mmcf/d) decreased by 676 mmcf/d (down 13.4%) due to production losses in Libya and decline of mature fields, partly offset by organic growth achieved in Congo, Italy and Egypt.

In 2011 Eni reported liquids and gas production of 1,581 kboe/d, down by 12.9% from 2010, mainly due to a lowered output in Libya. Performance was also negatively impacted by lower entitlements in the Company’s PSAs due to higher oil prices with an overall effect of approximately 30 kboe/d from 2010, in addition to the above mentioned loss of Libyan output amounting to an estimated 200 kboe/d. Net of these effects, production for 2011 was in line with 2010. Ramp ups and start-ups were offset by lower-than-anticipated growth in Iraq and planned facility downtime.

Liquids production (845 kbbl/d) decreased by 152 kbbl/d, or 15.2%, due to production losses in Libya and lower entitlements in the Company’s PSAs and lower performance in Angola, Nigeria and the United Kingdom, offset by increases registered in Norway, Italy and Australia.

Natural gas production (4,085 mmcf/d) decreased by 455 mmcf/d (down 10.1%) due to production losses in Libya and lower performance in the United States. Organic growth was achieved in Congo, Egypt and Norway.

Liquids realizations for the fourth quarter increased by 30.9% on average in dollar terms (up by 40.3% in 2011), driven by higher oil prices for market benchmarks (the Brent crude price increased by 26.4% in the quarter; 40% in 2011). Eni’s average liquids realizations decreased by 1.40 $/bbl in the fourth quarter (down by 1.50 $/bbl in 2011) due to the settlement of certain commodity derivatives relating to the sale of 2.2 mmbbl in the quarter (9 mmbbl in the full year). This deal terminated a multi-year derivative transaction the Company entered into in order to hedge exposure to the variability in cash flows on the sale of a portion of the Company’s proved reserves for an original amount of approximately 125.7 mmbbl in the 2008-2011 period.
Eni’s average gas realizations increased at a slower pace in the quarter (up 5.7% in the quarter; up 7.7% in the full year), due to time lags in oil-linked pricing formulae and weak spot price in some areas (in particular the USA).

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	Full Year 2010	Full Year 2011

			LIQUIDS
100.2	70.5	77.4	Sales volumes	(mmbbl)	357.1	297.4
7.2	2.3	2.2	Sales volumes hedged by derivatives (cash flow hedge)		28.5	9.0

78.39	106.07	101.82	Average price per barrel, excluding derivatives	($/bbl)	74.09	103.61
(1.67)	(1.65)	(1.40)	Realized gains (losses) on derivatives		(1.33)	(1.50)

76.72	104.42	100.42	Average price per barrel, net		72.76	102.11

Estimated net proved reserves (preliminary data)

Full Year 2010	Full Year 2011	% Ch.

Estimated net proved reserves (a)
Liquids	(mmbl)	3,623	3,434	(5.2)
Natural gas	(bcf)	17,882	20,282	13.4
Hydrocarbons	(mmboe)	6,843	7,086	3.6
of which:
Italy		724	707	(2.3)
Outside Italy		6,119	6,379	4.2
Estimated net proved developed reserves
Liquids	(mmbl)	2,003	1,895	(5.4)
Natural Gas	(bcf)	11,211	10,416	(6.9)
Hydrocarbons	(mmboe)	4,022	3,770	(6.3)

(a)	Includes Eni’s share of proved reserves of equity-accounted entities.

Movements in Eni’s 2011 estimated proved reserves were as follows:

Estimated net proved reserves at December 31, 2010	(mmboe)		6,843

Extensions, discoveries and other additions, revisions of previous estimates, improved recovery and other factors			827
of which:
- price effect		(97)
Sales of mineral-in-place			(9)
Purchase of mineral-in-place			2
Production of the year			(577)

Estimated net proved reserves at December 31, 2011			7,086

Reserve replacement ratio, all sources	(%)		142
Reserve replacement ratio, all sources and excluding price effect	(%)		159

Net additions to proved reserves booked in 2011 were 827 mmboe. Net additions pertaining to discoveries, extensions, improved recovery and revision of previous estimates were partly offset by the unfavorable effect of higher oil prices on reserve entitlements in certain PSAs and service contracts (down 97 mmboe) resulting from higher oil prices from a year ago (the Brent price used in the reserve estimation process was $111 per barrel in 2011 compared to $79 per barrel in 2010). Higher oil prices also resulted in upward revisions associated with improved economics of marginal productions.

Sales of mineral-in-place (9 mmboe) resulted from the divestment of non strategic assets in Nigeria and UK, while acquisitions (2 mmboe) related mainly to the contribution of purchased assets in Italy and Ukraine.

In 2011 Eni achieved an all-sources reserves replacement ratio of 142% with a reserve life index of 12.3 years (10.3 years in 2010). Excluding price effects, the replacement ratio would be 159%. Both indicators were impacted by production losses in Libya.

The Company will provide additional details relating to its 2011 reserves activity in its regular annual filings with Italian market authorities and the US SEC.

Gas & Power

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	% Ch. IV Q. 11 vs. 10	Full Year 2010	Full Year 2011	% Ch.

RESULTS	(euro million)
9,096	7,265	10,617	16.7	Net sales from operations		29,576	34,731	17.4
550	338	326	(40.7)	Operating profit		2,896	1,758	(39.3)
11	(64)	(49)		Exclusion of inventory holding (gains) losses		(117)	(166)
216	78	108		Exclusion of special items:		340	354
				of which:
(270)				Non-recurring items		(270)
486	78	108		Other special items:		610	354
14		6		- environmental charges		25	10
426		153		- asset impairments		436	145
2		(9)		- gains on disposal of assets		4	(4)
78	21	56		- risk provisions		78	77
64	2	32		- provision for redundancy incentives		75	40
(60)	54	(163)		- re-measurement gains/losses on commodity derivatives		30	45
(38)	1	33		- other		(38)	41
777	352	385	(50.5)	Adjusted operating profit		3,119	1,946	(37.6)
180	(286)	(169)	(193.9)	Marketing		733	(550)	(175.0)
529	532	523	(1.1)	Regulated businesses in Italy		2,043	2,112	3.4
68	106	31	(54.4)	International transport		343	384	12.0
5	8	4		Net finance income (expense) (a)		19	33
93	85	103		Net income from investments (a)		406	407
(231)	(239)	(159)		Income taxes (a)		(986)	(845)
26.4	53.7	32.3		Tax rate	(%)	27.8	35.4
644	206	333	(48.3)	Adjusted net profit		2,558	1,541	(39.8)
615	411	585	(4.9)	Capital expenditure		1,685	1,721	2.1

				Natural gas sales	(bcm)
10.55	6.29	9.30	(11.8)	Italy		34.29	34.68	1.14
18.21	11.67	16.17	(11.2)	International sales		62.77	62.08	(1.1)
16.16	9.15	13.96	(13.6)	- Rest of Europe		54.52	52.98	(2.8)
0.53	1.87	1.46	175.5	- Extra European markets		2.60	6.24	140.0
1.52	0.65	0.75	(50.7)	- E&P sales in Europe and in the Gulf of Mexico		5.65	2.86	(49.4)
28.76	17.96	25.47	(11.4)	WORLDWIDE GAS SALES		97.06	96.76	(0.3)
				of which:
24.42	15.35	22.10	(9.5)	- Sales of consolidated subsidiaries		82.00	84.37	2.9
2.82	1.96	2.62	(7.1)	- Eni’s share of sales of natural gas of affiliates		9.41	9.53	1.3
1.52	0.65	0.75	(50.7)	- E&P sales in Europe and in the Gulf of Mexico		5.65	2.86	(49.4)
10.23	9.55	11.39	11.3	Electricity sales	(TWh)	39.54	40.28	1.9
6.88	6.23	7.62	10.8	- Free market		27.48	26.87	(2.2)
1.91	2.05	2.51	31.4	- Italian Exchange for electricity		7.13	8.67	21.6
0.82	0.84	0.81	(1.2)	- Industrial plants (b)		3.21	3.23	0.6
0.62	0.43	0.45	(27.4)	- Other		1.72	1.51	(12.2)
22.98	17.54	18.86	(17.9)	Gas volumes transported in Italy	(bbc)	83.31	78.30	(6.0)

(a)	Excluding special items.
(b)	Includes positive and negative imbalances.

Results

In the fourth quarter of 2011, the Gas & Power division reported sharply lower adjusted operating profit, down euro 392 million, or 50.5%, to euro 385 million, from the fourth quarter of 2010. This was caused by the Marketing business that reported a loss of euro 169 million, reversing a prior-year profit of euro 180 million. The loss of the Marketing business reflected only a part of the benefits associated with the renegotiations of the supply contracts, certain of which are still pending, delaying the recognition of the associated economic effects. In addition, the Marketing business result did not take into account a gain of euro 90 million on certain commodity derivatives contracts which might be associated with sales of gas and electricity pertaining to the period (the fourth quarter of 2010 benefited from a gain of euro 13 million which might be associated with future sales). These derivatives did not meet the formal criteria to be designated as hedges under IFRS and treated in accordance with hedge accounting; therefore gains or losses associated with those derivatives cannot be brought forward to the reporting periods when the associated sales occur. However, in assessing the underlying performance of the Marketing business, management calculates the EBITDA pro-forma adjusted, which represents those derivatives as being hedges with associated gains and losses recognized in the reporting period when the relevant sales occur. Management believes that disclosing this measure is helpful in assisting investors to understand these particular business trends (see page 22). The EBITDA pro-forma adjusted also includes Eni’s share of results of associates and confirms the magnitude of the decline of the business reflecting underlying business trends.

Special charges excluded from operating profit amounted to euro 108 million for the quarter (euro 354 million in 2011) and mainly related to an impairment loss (euro 149 million) recognized on the goodwill allocated to the European Market cash generating unit. In performing the impairment review of this business, management revised downwardly the profitability expectations driven by continuing margin pressure and declining sales opportunities against the backdrop of weak fundamentals. Other special items related to a gain on fair value evaluation of certain commodity derivatives (euro 163 million), which did not meet the formal criteria for hedge accounting, risk provisions (euro 56 million) and provisions for redundancy incentives (euro 32 million).

Adjusted net profit for the fourth quarter of 2011 was euro 333 million, a decrease of euro 311 million from 2010 (down by 48.3%) due to a lower operating performance. Special items in adjusted net profit related mainly to gains on the disposal of interests in international gas transport companies (euro 1,044 million) and in Gas Brasiliano Distribuidora (euro 50 million).

In 2011, the Gas & Power division reported adjusted operating profit of euro 1,946 million, a sharp decrease of euro 1,173 million from 2010, down 37.6%. The decrease was due to a loss incurred by the Marketing business at euro 550 million, compared to the prior-year profit of euro 733 million. This negative was only partly offset by positive results from the Regulated businesses in Italy and the International Transport. Results of the Marketing business for 2011, as explained in the discussion about the fourth quarter, did not take into account benefits associated with the ongoing renegotiations of certain supply contracts as well as gains on non-hedging commodity derivatives amounting to euro 44 million which might be associated with sales of gas and electricity of the period (just as 2010 did not take account of euro 116 million referred to sales of the period). The EBITDA pro-forma adjusted represents these derivatives as being hedges with associated gains and losses recognized in the reporting period. They are recognized when the relevant sales occur, confirming the magnitude of the decline of the business (down 78.2%) and reflecting underlying business trends. The EBITDA pro-forma adjusted also includes Eni’s share of results of associates.

Operating review

Marketing
In the fourth quarter of 2011, the Marketing business incurred operating losses of euro 169 million, as compared to operating profit of euro 180 million in the fourth quarter of 2010. As explained above, the loss reflected only a part of the benefits associated with the renegotiations of the supply contracts, certain of which are still pending, necessarily delaying the recognition of the associated economic effects.
Marketing losses were driven by a recessionary environment and escalating competitive pressures fuelled by oversupplies in the marketplace. Those trends explained the huge contraction reported in selling margins and heavy volume losses, particularly in Italy and Benelux.
In addition losses were related to:
i)	the disruption in the supplies of Libyan gas, which negatively impacted both the supply mix, and sales to shippers;
ii)	an unfavorable scenario for energy parameters and exchange rates and unusual weather conditions;
iii)	a tariff freeze in certain European countries.
These negatives were partly offset by the benefits associated with the renegotiation of a number of long-term supply contracts and supply optimization measures.

In 2011, adjusted operating loss was euro 550 million, a decrease of euro 1,283 million from 2010, reversing the prior-year’s profit of euro 733 million. This was due to the same drivers described above. Performance for the year included a gain of euro 53 million recorded on certain commodity derivatives that the Company entered into to optimize economic margins.

NATURAL GAS SALES BY MARKET

(bcm)

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	% Ch. IV Q. 11 vs. 10	Full Year 2010	Full Year 2011	% Ch.

10.55	6.29	9.30	(11.8)	ITALY	34.29	34.68	1.1
1.76	0.70	1.38	(21.6)	- Wholesalers	4.84	5.16	6.6
			..	- Gas release	0.68		(100.0)
1.69	0.84	1.61	(4.7)	- Italian exchange for gas and spot markets	4.65	5.24	12.7
1.89	1.72	1.75	(7.4)	- Industries	6.41	7.21	12.5
0.37	0.06	0.27	(27.0)	- Medium-sized enterprises and services	1.09	0.88	(19.3)
1.14	1.19	0.78	(31.6)	- Power generation	4.04	4.31	6.7
2.14	0.37	1.89	(11.7)	- Residential	6.39	5.67	(11.3)
1.56	1.41	1.62	3.8	- Own consumption	6.19	6.21	0.3
18.21	11.67	16.17	(11.2)	INTERNATIONAL SALES	62.77	62.08	(1.1)
16.16	9.15	13.96	(13.6)	Rest of Europe	54.52	52.98	(2.8)
1.72	0.41	0.42	(75.6)	- Importers in Italy	8.44	3.24	(61.6)
14.44	8.74	13.54	(6.2)	- European markets	46.08	49.74	7.9
1.86	1.86	1.87	0.5	Iberian Peninsula	7.11	7.48	5.2
1.61	0.73	2.00	24.2	Germany/Austria	5.67	6.47	14.1
4.34	1.98	2.44	(43.8)	Benelux	14.87	11.95	(19.6)
0.84	0.16	0.74	(11.9)	Hungary	2.36	2.24	(5.1)
2.04	0.97	2.20	7.8	UK/Northern Europe	5.22	6.10	16.9
1.47	1.53	2.06	40.1	Turkey	3.95	6.86	73.7
2.00	1.10	1.78	(11.0)	France	6.09	7.01	15.1
0.28	0.41	0.45	60.7	Other	0.81	1.63	101.2
0.53	1.87	1.46	175.5	Extra European markets	2.60	6.24	140.0
1.52	0.65	0.75	(50.7)	E&P sales in Europe and in the Gulf of Mexico	5.65	2.86	(49.4)
28.76	17.96	25.47	(11.4)	WORLDWIDE GAS SALES	97.06	96.76	(0.3)

Sales of natural gas for the fourth quarter of 2011 were 25.47 bcm, a decrease of 3.29 bcm from the fourth quarter of 2010, down 11.4%, due to weak demand and growing competitive pressure. In addition there was the effect of force majeure in Libya on off-takes by importers to Italy. Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico.
Sales volumes in the Italian market amounted to 9.30 bcm, down 1.25 bcm or 11.8% from the year-ago quarter, due to the loss of volumes in the 2011-2012 sales campaign. This mainly impacted wholesalers (down 0.38 bcm) and the industrial segment (down 0.14 bcm). Gas sales to the power generation business declined (down 0.36 bcm) due to lower demand for electricity and a shift to renewable sources and coal. Sales to residential and commercial users declined (down 0.25 bcm) as well as medium-sized enterprises and services (down 0.10 bcm) due to unusual winter weather and competitive pressures.
Sales to importers in Italy declined by 1.30 bcm (down 75.6%) due to the unavailability of Libyan gas.
Sales in Europe decreased by 0.90 bcm, down 6.2%, due to a sharp fall in volumes sold in Benelux (down 1.90 bcm), France (down 0.22 bcm) and Hungary (down 0.10 bcm) affected by unusual winter weather and strong competitive pressure. This negative trend was partly offset by growth in Turkey (up 0.59 bcm), Germany/Austria (up 0.39 bcm) and UK/Northern Europe (up 0.16 bcm).
Sales on markets outside Europe followed a positive trend (up 0.29 bcm net of changes in the consolidation area) due to positive LNG sales in the Far East, in particular Japan.

In 2011, sales of natural gas were 96.76 bcm, a small decline of 0.30 bcm, or 0.3%. Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico.
Despite a decline in demand of approximately 6%, sales volumes on the Italian market were basically stable, with an increase of 0.39 bcm, or 1.1%, to 34.68 bcm. This trend reflected effective marketing initiatives, with volumes increasing by 0.80 bcm to industrial users and 0.32 bcm and 0.27 bcm to wholesalers and power generation businesses, respectively. Sales to Italian exchange for gas and spot market increased by 0.59 bcm. Lower sale volumes to the residential sector (down 0.72 bcm) were due to the unusual mild winter weather and the impact of competition.
Sales to importers in Italy declined by 5.20 bcm (down 61.6%) due to the impact of force majeure in Libya.
Sales on target markets in Europe showed a positive trend, increasing by 7.9%, to 49.74 bcm in all markets except for Benelux (down 2.92 bcm) where competitive pressure was strong, thus reducing Eni’s client base. The main increases were reported in Turkey (up 2.91 bcm), due to the resumption of off-takes from Botas, France (up 0.92 bcm) also due to the integration of Altergaz,

UK/Northern Europe (up 0.88 bcm), Germany/Austria (up 0.80 bcm) and the Iberian Peninsula (up 0.37 bcm).
Sales on markets outside Europe increased (up 0.66 bcm, net of changes in the consolidation area) due to higher LNG volumes sold in Argentina and Japan, offset in part by lower sales in Brazil related to the divestment of Gas Brasiliano Distribuidora.

Electricity sales were 11.39 TWh in the fourth quarter of 2011 and 40.28 in the year, increasing by 11.3% and 1.9% in the fourth quarter and the full year, respectively, due to client base growth and higher volumes traded on the Italian power exchange (up 0.60 TWh and up 1.54 TWh in the fourth quarter and for the full year, respectively) despite a sluggish demand in Italy.

Regulated businesses in Italy
In the fourth quarter of 2011, these businesses reported an adjusted operating profit of euro 523 million, in line with the same period of the previous year (down 1.1%). The Transport business results (down euro 40 million, or 11.2%) reflected lower volumes transported. The Distribution business reported improved results (up euro 24 million), driven by a positive impact associated with a new tariff regime set by the Authority for Electricity and Gas intended to cover amortization charges. Also the Storage business reported an increase in adjusted operating profit (up euro 10 million), reflecting slightly higher volumes handled in storage fields.

In 2011, these businesses reported an adjusted operating profit of euro 2,112 million, up euro 69 million, or 3.4%, mainly due to the improved results achieved by the Distribution (up euro 62 million) and Storage (up euro 32 million) activities partly offset by the decline in Transport activities (down euro 25 million) due to the same factors described above.

Volumes of gas transported in Italy (18.86 bcm in the fourth quarter of 2011 and 78.30 bcm in the full year) decreased, reflecting a drop in domestic gas demand.

In 2011, 7.78 bcm of gas were input to Company’s storage deposits (down 0.22 bcm from 2010) while 7.53 bcm were supplied (slightly lower than in 2010). Storage capacity amounted to 15 bcm, of which 5 bcm were destined to strategic storage.

International Transport
This business reported an adjusted operating profit of euro 31 million for the fourth quarter of 2011 representing a decrease of euro 37 million from the fourth quarter of 2010, or 54.4%, mainly due to the divestment of Company’s interests in the entities engaged in the international transport of gas from Northern Europe and Russia. As compared to the full year 2010, adjusted operating profit increased by euro 41 million due to the circumstance that results of 2010 were affected by the occurred accident at the Swiss line of the import pipeline from Northern Europe.

Other performance indicators
Follows a breakdown of the pro-forma adjusted EBITDA by business:

(euro million)

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	% Ch. IV Q. 11 vs. 10	Full Year 2010	Full Year 2011	% Ch.

921	550	623	(32.4)	Pro-forma adjusted EBITDA	3,853	2,565	(33.4)
387	(10)	152	(60.7)	Marketing	1,670	364	(78.2)
(13)	65	90		of which: +/(-) adjustment on commodity derivatives	116	44
389	388	387	(0.5)	Regulated businesses in Italy	1,486	1,535	3.3
145	172	84	(42.1)	International transport	697	666	(4.4)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit, which is also modified to take into account the impact associated with certain derivatives instruments as detailed below. This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. The EBITDA reported by Regulated businesses in Italy is included according to Eni’s share of equity in the parent company Snam SpA (55.54% as of December 31, 2011, which takes into account the amount of own shares held in treasury by the subsidiary itself) due to its listed company status. In order to calculate the EBITDA pro-forma adjusted, the adjusted operating profit of the Marketing business has been modified to take into account the impact of the settlement of certain commodity and exchange rate derivatives that do not meet the formal criteria to be classified as hedges under the IFRS. These are entered into by the Company in view of certain amounts of gas and electricity that the Company expects to supply at fixed prices during future periods. The impact of those derivatives has been allocated to the EBITDA pro-forma adjusted relating to the reporting periods during which those supplies at fixed prices are recognized. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power division, taking into account evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the divisional performance of Eni Gas & Power, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	% Ch. IV Q. 11 vs. 10	Full Year 2010	Full Year 2011	% Ch.

RESULTS	(euro million)
12,211	13,141	13,257	8.6	Net sales from operations		43,190	51,219	18.6
(146)	32	(681)	..	Operating profit (a)		149	(273)	..
(167)	(35)	(135)		Exclusion of inventory holding (gains) losses		(659)	(907)
274	29	545		Exclusion of special items:		339	645
133	7	1		- environmental charges		169	34
29	13	437		- asset impairments		76	488
(6)	1	18		- gains on disposal of assets		(16)	10
2		3		- risk provisions		2	8
105	2	71		- provision for redundancy incentives		113	81
7	2	1		- re-measurement gains/losses on commodity derivatives		(10)	(3)
4	4	14		- other		5	27
(39)	26	(271)	..	Adjusted operating profit		(171)	(535)	..
(7)	21	40		Net income from investments (a)		92	99
(2)	(3)	101		Income taxes (a)		30	174
..	..	..		Tax rate	(%)	..	..
(48)	44	(130)	..	Adjusted net profit		(49)	(262)	..
381	191	359	(5.8)	Capital expenditure		711	866	21.8

				GLOBAL INDICATOR REFINING MARGIN
2.74	2.87	2.52	(8.0)	Brent	($/bbl)	2.66	2.06	(22.6)
2.02	2.03	1.87	(7.4)	Brent	(euro/bbl)	2.00	1.48	(26.0)
3.78	2.92	3.13	(17.2)	Brent/Ural	($/bbl)	3.47	2.90	(16.4)

				REFINING THROUGHPUTS AND SALES	(mmtonnes)
6.66	6.15	5.38	(19.2)	Refining throughputs of wholly-owned refineries		25.70	22.75	(11.5)
8.98	8.46	7.73	(13.9)	Refining throughputs on own account		34.80	31.96	(8.2)
7.66	7.22	6.45	(15.8)	- Italy		29.56	27.00	(8.7)
1.32	1.24	1.28	(3.0)	- Rest of Europe		5.24	4.96	(5.3)
2.92	3.03	2.80	(4.1)	Retail sales		11.73	11.37	(3.1)
2.17	2.23	2.05	(5.5)	- Italy		8.63	8.36	(3.1)
0.75	0.80	0.75		- Rest of Europe		3.10	3.01	(2.9)
3.57	3.55	3.46	(3.1)	Wholesale sales		13.33	13.20	(1.0)
2.58	2.47	2.48	(3.9)	- Italy		9.45	9.36	(1.0)
0.99	1.08	0.98	(1.0)	- Rest of Europe		3.88	3.84	(1.0)
0.11	0.11	0.11		Wholesale sales outside Europe		0.42	0.43	2.4

(a)	Excluding special items.

Results

In the fourth quarter of 2011, the Refining & Marketing division reported deeper adjusted operating loss of euro 271 million, down by euro 232 million from the year-earlier period. The division suffered from unprofitable refining margins due to rising costs for oil-based feedstock and energy utilities that could not be transferred to prices at the pump, also due to weak demand and excess capacity in the Mediterranean basin. In addition, Eni’s complex refineries were hit by shrinking price differentials between light and heavy crudes which reduced the conversion premium. These negatives were offset in part by efficiency enhancement measures, the optimization of supply activities and lower throughputs at the weakest refineries.

The Marketing results albeit positive, declined due to lower retail and wholesale demand for gasoline and gasoil, and other products destined to industries affected by a negative scenario, and competitive pressures.

Special charges excluded from adjusted operating loss amounted to euro 545 million and euro 645 million in the fourth quarter 2011 and the full year 2011 respectively, and mainly related to impairment losses of refining plants due to management's medium term forecast that point to continuing weak fundamentals and unprofitable margins resulting in the projection of lower future cash flows. These considerations also led to the full impairment of an interest in a refining project in Eastern Europe reported as special charge of net profit. Other special charges for the period related to the impairment of a distribution network in Europe, provisions for redundancy incentives and environmental charges.

Adjusted net loss in the fourth quarter of 2011 amounted to euro 130 million, down euro 82 million from the fourth quarter 2010. This decline reflected deeper operating losses and lower profits reported by equity-accounted entities.

In 2011, the Refining & Marketing division reported adjusted operating losses of euro 535 million, decreasing from 2010 (down euro 364 million), driven by sharply lower refining margins and the other negatives described above. Marketing activities also reported negative results due to weaker fuel demand and lowering margins recorded in both retail and wholesale segments.

Adjusted net loss in 2011 amounted to euro 262 million, further decreasing from 2010 (down euro 213 million) driven by the weakening operating performance.

Operating review

Eni’s refining throughputs for the fourth quarter of 2011 were 7.73 mmtonnes (31.96 mmtonnes in the full year), down 13.9% from the fourth quarter of 2010 (down 8.2% for the full year).
In Italy, processed volumes for the fourth quarter decreased by 15.8% (down by 8.7% in the full year), reflecting the decision to cut throughputs at the Venice plant in response to an unfavorable market scenario and planned and unplanned facility downtime. Outside Italy, Eni’s refining throughputs decreased by 3% as compared to the fourth quarter of 2010 (down 5.3% for the full year), mainly in the Czech Republic as a consequence of the relevant planned downtime at the Litvinov refinery.
Retail sales in Italy of 2.05 mmtonnes in the fourth quarter of 2011 (8.36 mmtonnes for the full year) decreased by approximately 120 ktonnes, down 5.5% (down 3.1% for the full year), driven by lower consumption of gasoil and gasoline. The premium segment was basically in line in the quarter, due to the support of promotional campaigns. It was down year-of-year.
Eni’s retail market share for the fourth quarter was 30.4%, unchanged from the fourth quarter 2010. Eni’s market share for 2011 averaged 30.5%, up 0.1 percentage points from 2010.
Wholesale volumes in Italy (2.48 mmtonnes in the fourth quarter and 9.36 mmtonnes in the full year) declined by approximately 100 ktonnes, down 3.9% (down 1% in 2011), mainly due to a decline in demand from transports and industrial customers due to a generalized slowdown which affected in particular bunkering and bitumen, but also LPG due to unusual weather conditions. Jet fuel and fuel oil sales increased, while gasoil sales dropped starkly in 2011. The average market share in 2011 was 28.3% (29.2% in 2010).
Retail sales in the rest of Europe of approximately 750 ktonnes in the fourth quarter of 2011 (3.01 mmtonnes in the full year) were in line with the fourth quarter of 2010 (down 2.9% in the full year). Volume additions in Austria, reflecting the purchase of service stations in 2010, were offset by lower sales in Germany due to certain lease contract terminations and in France and in Eastern Europe due to declining demand.
Wholesale volumes in the rest of Europe of approximately 980 ktonnes (3.84 mmtonnes for the full year) declined by 1% in both reporting periods mainly in Hungary, Germany and the Czech Republic, while sales increased in Switzerland and France, and in Austria considering the full year.

Summarized Group profit and loss account

(euro million)

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	% Ch. IV Q. 11 vs. 10	Full Year 2010	Full Year 2011	% Ch.

28,113	26,112	30,102	7.1	Net sales from operations	98,523	109,589	11.2
208	57	286	37.5	Other income and revenues	956	933	(2.4)
(22,456)	(19,686)	(23,976)	(6.8)	Operating expenses	(73,920)	(83,889)	(13.5)
246				of which non recurring items	246	(69)
61	(34)	217	..	Other operating income (expense)	131	171	30.5
(3,051)	(1,945)	(3,095)	(1.4)	Depreciation, depletion, amortization and impairments	(9,579)	(9,318)	2.7

2,875	4,504	3,534	22.9	Operating profit	16,111	17,486	8.5
(186)	(462)	(290)	(55.9)	Finance income (expense)	(727)	(1,129)	(55.3)
287	266	1,184	..	Net income from investments	1,156	2,171	87.8

2,976	4,308	4,428	48.8	Profit before income taxes	16,540	18,528	12.0
(2,132)	(2,483)	(2,878)	(35.0)	Income taxes	(9,157)	(10,694)	(16.8)
71.6	57.6	65.0		Tax rate (%)	55.4	57.7
844	1,825	1,550	83.6	Net profit	7,383	7,834	6.1
				Of which attributable to:
548	1,770	1,320	140.9	- Eni’s shareholders	6,318	6,891	9.1
296	55	230	(22.3)	- Non-controlling interest	1,065	943	(11.5)

548	1,770	1,320	140.9	Net profit attributable to Eni’s shareholders	6,318	6,891	9.1
(96)	(10)	(70)		Exclusion of inventory holding (gains) losses	(610)	(724)
1,250	35	290		Exclusion of special items	1,161	802
				of which:
(246)				- non recurring items	(246)	69
1,496	35	290		- other special items	1,407	733
1,702	1,795	1,540	(9.5)	Adjusted net profit attributable to Eni’s shareholders (a)	6,869	6,969	1.5

(a)	For a detailed explanation of adjusted operating profit and adjusted net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

Non-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Furthermore, finance charges on finance debt, interest income, gains or losses deriving from the evaluation of certain derivative financial instruments at fair value through profit or loss (as they do not meet the formal criteria to be assessed as hedges under IFRS, excluding commodity derivatives), and exchange rate differences are all excluded when determining adjusted net profit of each business segment. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (38% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non-hedging commodity derivatives, including the ineffective portion of cash flow hedges and certain derivatives financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production division.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition, gains or losses on the fair value evaluation of the aforementioned derivative financial instruments, excluding commodity derivatives and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

Full Year 2011	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(euro million)
Reported operating profit	15,887	1,758	(273)	(424)	1,422	(376)	(319)	(189)	17,486)
Exclusion of inventory holding (gains) losses		(166)	(907	(40)					(1,113)

Exclusion of special items
of which:
Non-recurring (income) charges				10		59			69
Other special (income) charges:	190	354	645	178	21	91	53		1,532
environmental charges		10	34	1		90			135
asset impairments	190	145	488	160	35	4			1,022
gains on disposal of assets	(63)	(4)	10		4	(7)	(1)		(61)
risk provisions		77	8			9	(6)		88
provision for redundancy incentives	44	40	81	17	10	8	9		209
re-measurement gains/losses on commodity derivatives	1	45	(3)		(28)				15
other	18	41	27			(13)	51		124

Special items of operating profit	190	354	645	188	21	150	53		1,601

Adjusted operating profit	16,077	1,946	(535)	(276)	1,443	(226)	(266)	(189)	17,974
Net finance (expense) income (a)	(231)	33				5	(932)		(1,125)
Net income from investments (a)	624	407	99		95	(3)	1		1,223
Income taxes (a)	(9,604)	(845)	174	68	(440)	(1)	410	78	(10,160)

Tax rate (%)	58.3	35.4	..		28.6				56.2
Adjusted net profit	6,866	1,541	(262)	(208)	1,098	(225)	(787)	(111)	7,912

of which:
- Adjusted net profit of non-controlling interest									943
- Adjusted net profit attributable to Eni’s shareholders									6,969

Reported net profit attributable to Eni’s shareholders									6,891

Exclusion of inventory holding (gains) losses (b)									(724)
Exclusion of special items:									802
- non-recurring (income) charges									69
- other special (income) charges									733

Adjusted net profit attributable to Eni’s shareholders									6,969

(a)	Excluding special items.
(b)	Including euro 65 million related to equity-accounted entities.

Full Year 2010	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(euro million)
Reported operating profit	13,866	2,896	149	(86)	1,302	(1,384)	(361)	(271)	16,111
Exclusion of inventory holding (gains) losses		(117)	(659)	(105)					(881)

Exclusion of special items
of which:
Non-recurring (income) charges		(270)			24				(246)
Other special (income) charges:	18	610	339	78		1,179	96		2,320
environmental charges	30	25	169			1,145			1,369
asset impairments	127	436	76	52	3	8			702
gains on disposal of assets	(241)	4	(16)		5				(248)
risk provisions		78	2			7	8		95
provision for redundancy incentives	97	75	113	26	14	10	88		423
re-measurement gains/losses on commodity derivatives		30	(10)		(22)				(2)
other	5	(38)	5			9			(19)

Special items of operating profit	18	340	339	78	24	1,179	96		2,074

Adjusted operating profit	13,884	3,119	(171)	(113)	1,326	(205)	(265)	(271)	17,304
Net finance (expense) income (a)	(205)	19			33	(9)	(530)		(692)
Net income from investments (a)	274	406	92	1	10	(2)			781
Income taxes (a)	(8,353)	(986)	30	27	(375)		96	102	(9,459)

Tax rate (%)	59.9	27.8	..		27.4				54.4
Adjusted net profit	5,600	2,558	(49)	(85)	994	(216)	(699)	(169)	7,934

of which:
- Adjusted net profit of non-controlling interest									1,065
- Adjusted net profit attributable to Eni’s shareholders									6,869

Reported net profit attributable to Eni’s shareholders									6,318

Exclusion of inventory holding (gains) losses (b)									(610)
Exclusion of special items:									1,161
- non-recurring (income) charges									(246)
- other special (income) charges									1,407

Adjusted net profit attributable to Eni’s shareholders									6,869

(a)	Excluding special items.
(b)	Including euro 51 million related to equity-accounted entities.

Fourth Quarter 2011	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(euro million)
Reported operating profit	4,169	326	(681)	(297)	398	(132)	(46)	(203)	3,534
Exclusion of inventory holding (gains) losses		(49)	(135)	48					(136)

Exclusion of special items:
environmental charges		6	1	1		64			72
asset impairments	49	153	437	81	11	(6)			725
gains on disposal of assets	(35)	(9)	18			(5)	(1)		(32)
risk provisions		56	3			10	4		73
provision for redundancy incentives	29	32	71	13	8	6	(4)		155
re-measurement gains/losses on commodity derivatives	(30)	(163)	1		(27)				(219)
other	18	33	14			(6)	28		87

Special items of operating profit	31	108	545	95	(8)	63	27		861

Adjusted operating profit	4,200	385	(271)	(154)	390	(69)	(19)	(203)	4,259
Net finance (expense) income (a)	(58)	4				1	(235)		(288)
Net income from investments (a)	176	103	40	(1)	16	(3)	1		332
Income taxes (a)	(2,624)	(159)	101	32	(129)	(1)	166	81	(2,533)

Tax rate (%)	60.8	32.3	..		31.8				58.9
Adjusted net profit	1,694	333	(130)	(123)	277	(72)	(87)	(122)	1,770

of which:
- Adjusted net profit of non-controlling interest									230
- Adjusted net profit attributable to Eni’s shareholders									1,540

Reported net profit attributable to Eni’s shareholders									1,320

Exclusion of inventory holding (gains) losses (b)									(70)
Exclusion of special items									290

Adjusted net profit attributable to Eni’s shareholders									1,540

(a)	Excluding special items.
(b)	Including euro 5 million related to equity-accounted entities.

Fourth Quarter 2010	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(euro million)
Reported operating profit	3,799	550	(146)	(163)	350	(1,151)	(162)	(202)	2,875
Exclusion of inventory holding (gains) losses		11	(167)	24					(132)

Exclusion of special items
of which:
Non-recurring (income) charges		(270)			24				(246)
Other special (income) charges:	229	486	274	65	4	1,108	76		2,242
environmental charges	30	14	133			1,092			1,269
asset impairments	97	426	29	43	3	(1)			597
gains on disposal of assets	(17)	2	(6)		5				(16)
risk provisions		78	2			1	8		89
provision for redundancy incentives	84	64	105	22	4	8	68		355
re-measurement gains/losses on commodity derivatives	31	(60)	7		(8)				(30)
other	4	(38)	4			8			(22)

Special items of operating profit	229	216	274	65	28	1,108	76		1,996

Adjusted operating profit	4,028	777	(39)	(74)	378	(43)	(86)	(202)	4,739
Net finance (expense) income (a)	(49)	5				1	(141)		(184)
Net income from investments (a)	(8)	93	(7)	(1)	3	2			82
Income taxes (a)	(2,384)	(231)	(2)	38	(115)		(22)	77	(2,639)

Tax rate (%)	60.0	26.4	..		30.2				56.9
Adjusted net profit	1,587	644	(48)	(37)	266	(40)	(249)	(125)	1,998

of which:
- Adjusted net profit of non-controlling interest									296
- Adjusted net profit attributable to Eni’s shareholders									1,702

Reported net profit attributable to Eni’s shareholders									548

Exclusion of inventory holding (gains) losses (b)									(96)
Exclusion of special items:									1,250
- non-recurring (income) charges									(246)
- other special (income) charges									1,496

Adjusted net profit attributable to Eni’s shareholders									1,702

(a)	Excluding special items.
(b)	Including euro 15 million related to equity-accounted entities.

Third Quarter 2011	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(euro million)
Reported operating profit	3,919	338	32	(122)	304	(79)	(85)	197	4,504
Exclusion of inventory holding (gains) losses		(64)	(35)	31					(68)

Exclusion of special items
environmental charges			7			14			21
asset impairments			13	9	10	8			40
gains on disposal of assets			1		1	(2)
risk provisions		21					(10)		11
provision for redundancy incentives	11	2	2	2	1	1	1		20
re-measurement gains/losses on commodity derivatives	1	54	2		17				74
other		1	4			6			11

Special items of operating profit	12	78	29	11	29	27	(9)		177

Adjusted operating profit	3,931	352	26	(80)	333	(52)	(94)	197	4,613
Net finance (expense) income (a)	(57)	8					(413)		(462)
Net income from investments (a)	36	85	21		70				212
Income taxes (a)	(2,255)	(239)	(3)	23	(118)		150	(71)	(2,513)

Tax rate (%)	57.7	53.7	..		29.3				57.6
Adjusted net profit	1,655	206	44	(57)	285	(52)	(357)	126	1,850

of which:
- Adjusted net profit of non-controlling interest									55
- Adjusted net profit attributable to Eni’s shareholders									1,795

Reported net profit attributable to Eni’s shareholders									1,770

Exclusion of inventory holding (gains) losses (b)									(10)
Exclusion of special items									35

Adjusted net profit attributable to Eni’s shareholders									1,795

(a)	Excluding special items.
(b)	Including euro 3 million related to equity-accounted entities.

Breakdown of special items

(euro million)

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	Full Year 2010	Full Year 2011

(246)			Non-recurring charges (income)	(246)	69
			of which:
(246)			settlement/payments on antitrust and other Authorities proceedings	(246)	69
2,242	177	861	Other special charges (income):	2,320	1,532
1,269	21	72	environmental charges	1,369	135
597	40	725	asset impairments	702	1,022
(16)		(32)	gains on disposal of assets	(248)	(61)
89	11	73	risk provisions	95	88
355	20	155	provisions for redundancy incentives	423	209
(30)	74	(219)	re-measurement gains/losses on commodity derivatives	(2)	15
(22)	11	87	other	(19)	124

1,996	177	861	Special items of operating profit	2,074	1,601

2		2	Net finance (income) expense	35	4
(190)	(51)	(857)	Net income from investments	(324)	(883)
			of which:
(175)	(50)	(1,072)	- gains on disposal of interest	(332)	(1,122)
8		191	- impairments	28	191
(558)	(91)	284	Income taxes	(624)	80
			of which:
		552	deferred tax adjustment in a Production Sharing Agreement		552
8	(22)	(23)	re-allocation of tax impact on Eni SpA dividends and other special items	29	29
(566)	(69)	(245)	taxes on special items of operating profit	(653)	(501)

1,250	35	290	Total special items of net profit	1,161	802

Net sales from operations

(euro million)

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	% Ch. IV Q. 11 vs. 10	Full Year 2010	Full Year 2011	% Ch.

8,280	6,933	7,936	(4.2)	Exploration & Production	29,497	29,121	(1.3)
9,096	7,265	10,617	16.7	Gas & Power	29,576	34,731	17.4
12,211	13,141	13,257	8.6	Refining & Marketing	43,190	51,219	18.6
1,474	1,604	1,343	(8.9)	Petrochemicals	6,141	6,491	5.7
2,787	2,901	3,228	15.8	Engineering & Construction	10,581	11,834	11.8
28	19	21	(25.0)	Other activities	105	85	(19.0)
419	323	398	(5.0)	Corporate and financial companies	1,386	1,365	(1.5)
192	(36)	140		Impact of unrealized intragroup profit elimination	100	(54)
(6,374)	(6,038)	(6,838)		Consolidation adjustment	(22,053)	(25,203)
28,113	26,112	30,102	7.1		98,523	109,589	11.2

Operating expenses

(euro million)

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	% Ch. IV Q. 11 vs. 10	Full Year 2010	Full Year 2011	% Ch.

20,961	18,524	22,651	8.1	Purchases, services and other	69,135	79,140	14.5
				of which:
(246)				- non-recurring (income) charges	(246)	69
1,185	32	138		- other special items	1,291	224
1,495	1,162	1,325	(11.4)	Payroll and related costs	4,785	4,749	(0.8)
				of which:
355	20	155		- provision for redundancy incentives	423	209
22,456	19,686	23,976	6.8		73,920	83,889	13.5

Gains and losses on non-hedging commodity derivate instruments

(euro million)

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	Full Year 2010	Full Year 2011

	(1)	29	Exploration & Production	30	(2)
31		(1)	- settled transactions	30	(1)
(31)	(1)	30	- re-measurement gains/losses		(1)
93	(47)	184	Gas & Power	93	138
33	7	21	- settled transactions	123	183
60	(54)	163	- re-measurement gains/losses	(30)	(45)
(39)	45	(18)	Refining & Marketing	(15)	(38)
(32)	47	(17)	- settled transactions	(25)	(41)
(7)	(2)	(1)	- re-measurement gains/losses	10	3
	(1)		Petrochemicals	2	1
	(1)		- settled transactions	2	1
			- re-measurement gains/losses
	(12)	17	Engineering & Construction	14	19
(8)	5	(10)	- settled transactions	(8)	(9)
8	(17)	27	- re-measurement gains/losses	22	28

54	(16)	212	Derivatives lacking formal criteria for hedging accounting	124	118
24	58	(7)	- settled transactions	122	133
30	(74)	219	- re-measurement gains/losses	2	(15)
7	(18)	5	Trading derivatives Gas & Power and ETS	7	53

61	(34)	217	Total	131	171

Depreciation, depletion, amortization and impairments

(euro million)

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	% Ch. IV Q. 11 vs. 10	Full Year 2010	Full Year 2011	% Ch.

1,922	1,396	1,828	(4.9)	Exploration & Production	6,928	6,251	(9.8)
258	237	252	(2.3)	Gas & Power	963	955	(0.8)
93	87	89	(4.3)	Refining & Marketing	333	351	5.4
22	21	23	4.5	Petrochemicals	83	90	8.4
145	149	164	13.1	Engineering & Construction	513	596	16.2
1	2		..	Other activities	2	2
23	19	21	(8.7)	Corporate and financial companies	79	75	(5.1)
(6)	(6)	(6)		Impact of unrealized intragroup profit elimination	(20)	(23)
2,458	1,905	2,371	(3.5)	Total depreciation, depletion and amortization	8,881	8,297	(6.6)

593	40	724	22.1	Impairments	698	1,021	46.3

3,051	1,945	3,095	1.4		9,579	9,318	(2.7)

Net income from investments

(euro million)

Full year 2011	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other activities	Group

Share of gains (losses) from equity-accounted investments	119	276	(58)	95	(46)	386
Dividends	491	99	69			659
Net gains on disposal	(2)	1,112	11	2	2	1,125
Other income (expense), net	8	(3)	(5)		1	1

	616	1,484	17	97	(43)	2,171

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including minority interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out a benchmarking analysis with industry standards.

(euro million)

Dec. 31, 2010	Sep. 30, 2011	Dec. 31, 2011	Change vs. Dec. 31, 2010	Change vs. Sep. 30, 2011

Total debt	27,783	29,882	29,595	1,812	(287)
Short-term debt	7,478	6,610	6,493	(985)	(117)
Long-term debt	20,305	23,272	23,102	2,797	(170)
Cash and cash equivalents	(1,549)	(1,541)	(1,498)	51	43
Securities held for non-operating purposes	(109)	(64)	(37)	72	27
Financing receivables for non-operating purposes	(6)	(4)	(28)	(22)	(24)

Net borrowings	26,119	28,273	28,032	1,913	(241)

Shareholders’ equity including non-controlling interest	55,728	57,656	60,450	4,722	2,794
Leverage	0.47	0.49	0.46	(0.01)	(0.03)

Bonds maturing in 18-months period starting on December 31, 2011

(euro million)
Issuing entity	Amount at December 31, 2011 (a)

Eni UK Holding Plc	1
Eni Finance International SA	159
Eni SpA	1,545

1,705

(a)	Amounts include interest accrued and discount on issue.

Bonds issued in 2011 (guaranteed by Eni SpA)

Issuing entity	Nominal amount (million)	Currency	Amounts at Dec. 31, 2011 (a) (euro million)	Maturity	Rate	%

Eni Finance International SA	100	GBP	125	2021	fixed	4.75
Eni Finance International SA	50	EUR	49	2031	fixed	4.80
Eni SpA	1,110	EUR	1,104	2017	fixed	4.88
Eni SpA	215	EUR	215	2017	variable

			1,493

(a)	Amounts include interest accrued and discount on issue.

ROACE (Return On Average Capital Employed)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio of net adjusted profit before minority interests, plus net finance charges on net borrowings net of the related tax effect, to net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 38%. The capital invested, as of the period end, used for the calculation of net average capital invested is obtained by deducting inventory gains or losses in the period, net of the related tax effect. ROACE by division is determined as a ratio of adjusted net profit to net average capital invested pertaining to each division and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the division specific tax rate).

(euro million)

2011	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	6,866	1,541	(262)	7,912
Exclusion of after-tax finance expense/interest income	-	-	-	454

Adjusted net profit unlevered	6,866	1,541	(262)	8,366
Adjusted capital employed, net:
- at the beginning of period	37,646	27,346	8,321	81,847
- at the end of period	42,024	27,683	8,600	87,758

Adjusted average capital employed, net	39,835	27,515	8,461	84,803

Adjusted ROACE (%)	17.2	5.6	(3.1)	9.9

(euro million)

2010	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	5,600	2,558	(49)	7,934
Exclusion of after-tax finance expense/interest income	-	-	-	337

Adjusted net profit unlevered	5,600	2,558	(49)	8,271
Adjusted capital employed, net:
- at the beginning of period	32,455	24,754	8,105	73,106
- at the end of period	37,646	27,270	7,859	81,237

Adjusted average capital employed, net	35,051	26,012	7,982	77,172

Adjusted ROACE (%)	16.0	9.8	(0.6)	10.7

Consolidated financial statements
GROUP BALANCE SHEET

(euro million)

	Dec. 31, 2010	Sep. 30, 2011	Dec. 31, 2011

ASSETS
Current assets
Cash and cash equivalents	1,549	1,541	1,498
Other financial assets held for trading or available for sale	382	302	262
Trade and other receivables	23,636	23,450	24,785
Inventories	6,589	8,159	7,579
Current tax assets	467	272	544
Other current tax assets	938	1,004	1,388
Other current assets	1,350	1,862	2,365

	34,911	36,590	38,421
Non-current assets
Property, plant and equipment	67,404	70,314	73,577
Inventory - compulsory stock	2,024	2,335	2,433
Intangible assets	11,172	10,858	10,953
Equity-accounted investments	5,668	5,941	5,879
Other investments	422	390	399
Other financial assets	1,523	1,683	1,578
Deferred tax assets	4,864	4,506	5,489
Other non-current receivables	3,355	4,445	4,186
	96,432	100,472	104,494

Assets held for sale	517	309	230
TOTAL ASSETS	131,860	137,371	143,145
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	6,515	5,249	4,457
Current portion of long-term debt	963	1,361	2,036
Trade and other payables	22,575	21,668	23,072
Income taxes payable	1,515	2,585	2,090
Other taxes payable	1,659	2,092	1,896
Other current liabilities	1,620	1,998	2,249

	34,847	34,953	35,800
Non-current liabilities
Long-term debt	20,305	23,272	23,102
Provisions for contingencies	11,792	11,692	12,710
Provisions for employee benefits	1,032	1,069	1,039
Deferred tax liabilities	5,924	5,645	7,119
Other non-current liabilities	2,194	3,015	2,901

	41,247	44,693	46,871
Liabilities directly associated with assets held for sale	38	69	24
TOTAL LIABILITIES	76,132	79,715	82,695

SHAREHOLDERS’ EQUITY
Non-controlling interest	4,522	4,710	4,921
Eni shareholders’ equity:
Share capital	4,005	4,005	4,005
Reserves	49,624	51,997	53,216
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	(174)	10	54
Treasury shares	(6,756)	(6,753)	(6,753)
Interim dividend	(1,811)	(1,884)	(1,884)
Net profit	6,318	5,571	6,891
Total Eni shareholders’ equity	51,206	52,946	55,529
TOTAL SHAREHOLDERS’ EQUITY	55,728	57,656	60,450
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	131,860	137,371	143,145

GROUP PROFIT AND LOSS ACCOUNT

(euro million)

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	Full Year 2010	Full Year 2011

			REVENUES
28,113	26,112	30,102	Net sales from operations	98,523	109,589
208	57	286	Other income and revenues	956	933
28,321	26,169	30,388	Total revenues	99,479	110,522

			OPERATING EXPENSES
20,961	18,524	22,651	Purchases, services and other	69,135	79,140
(246)			- of which non recurrent (income) expense	(246)	(69)
1,495	1,162	1,325	Payroll and related costs	4,785	4,749
61	(34)	217	OTHER OPERATING (CHARGE) INCOME	131	171

3,051	1,945	3,095	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	9,579	9,318

2,875	4,504	3,534	OPERATING PROFIT	16,111	17,486

			FINANCE INCOME (EXPENSE)
1,139	1,760	1,761	Finance income	6,117	6,379
(1,354)	(2,149)	(1,787)	Finance expense	(6,713)	(7,396)
29	(73)	(264)	Derivative financial instruments	(131)	(112)
(186)	(462)	(290)		(727)	(1,129)

			INCOME (EXPENSE) FROM INVESTMENTS
95	198	(94)	Share of profit (loss) of equity-accounted investments	537	386
192	68	1,278	Other gain (loss) from investments	619	1,785
287	266	1,184		1,156	2,171

2,976	4,308	4,428	PROFIT BEFORE INCOME TAXES	16,540	18,528
(2,132)	(2,483)	(2,878)	Income taxes	(9,157)	(10,694)
844	1,825	1,550	Net profit	7,383	7,834

			Attributable to:
548	1,770	1,320	- Eni’s shareholders	6,318	6,891
296	55	230	- Non-controlling interest	1,065	943
844	1,825	1,550		7,383	7,834

			Earnings per share attributable to Eni’s shareholders (euro per share)
0.15	0.49	0.36	Basic	1.74	1.90
0.15	0.49	0.36	Diluted	1.74	1.90

COMPREHENSIVE INCOME

(euro million)

Full Year 2010	Full Year 2011

Net profit	7,383	7,834
Other items of comprehensive income:
- foreign currency translation differences	2,169	1,028
- change in the fair value of cash flow hedging derivatives	443	363
- change in the fair value of available-for-sale securities	(9)	(5)
- share of "Other comprehensive income" on equity-accounted entities	(10)	(1)
- taxation	(175)	(134)

	2,418	1,251

Total comprehensive income	9,801	9,085
Attributable to:
- Eni’s shareholders	8,699	8,143
- Non-controlling interest	1,102	942
	9,801	9,085

CHANGES IN SHAREHOLDERS’ EQUITY

(euro million)

Shareholders’ equity at December 31, 2010		55,728
Total comprehensive income	9,085
Dividends paid to Eni’s shareholders	(3,695)
Dividends paid by consolidated subsidiaries to non-controlling interest	(571)
Stock options expired	(7)
Cost related to stock options	2
Other contributions from payments of shareholders	26
Acquisition of Altergaz stake	(126)
Purchase of treasury shares of consolidated subsidiaries	16
Other changes	(8)

Total changes		4,722

Shareholders’ equity at December 31, 2011		60,450

Attributable to:
- Eni’s shareholders		55,529
- Non-controlling interest		4,921

GROUP CASH FLOW STATEMENT

(euro million)

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	Full Year 2010	Full Year 2011

844	1,825	1,550	Net profit	7,383	7,834
			Adjustments to reconcile net profit to net cash provided by operating activities:
2,458	1,905	2,371	Depreciation, depletion and amortization	8,881	8,297
593	40	724	Impairments of tangible and intangible assets, net	698	1,021
(95)	(198)	94	Share of loss of equity-accounted investments	(537)	(386)
(173)	(48)	(1,094)	Gain on disposal of assets, net	(552)	(1,170)
(4)	(15)	(207)	Dividend income	(264)	(659)
9	(36)	(15)	Interest income	(96)	(101)
155	209	190	Interest expense	571	740
2,132	2,483	2,878	Income taxes	9,157	10,694
11	304	(88)	Other changes	(39)	174
			Changes in working capital:
283	(945)	366	- inventories	(1,150)	(1,426)
(2,335)	(551)	(1,711)	- trade receivables	(1,918)	(551)
2,794	21	1,816	- trade payables	2,770	331
915	(39)	(57)	- provisions for contingencies	588	71
(1,692)	(568)	(184)	- other assets and liabilities	(2,010)	(639)
(35)	(2,082)	230	Cash flow from changes in working capital	(1,720)	(2,214)
12	1	1	Net change in the provisions for employee benefits	21	(10)
240	283	260	Dividends received	799	997
53	46	49	Interest received	126	100
(182)	(133)	(222)	Interest paid	(600)	(893)
(2,872)	(1,975)	(3,532)	Income taxes paid, net of tax receivables received	(9,134)	(10,030)
3,146	2,609	3,189	Net cash provided from operating activities	14,694	14,394
			Investing activities:
(3,363)	(2,607)	(3,179)	- tangible assets	(12,308)	(11,657)
(549)	(322)	(715)	- intangible assets	(1,562)	(1,781)
(41)		(93)	- consolidated subsidiaries and businesses	(143)	(115)
(68)	(92)	(47)	- investments	(267)	(245)
(37)	(14)	(8)	- securities	(50)	(62)
(290)	33	(127)	- financing receivables	(866)	(714)
290	157	162	- change in payables and receivables in relation to investments and capitalized depreciation	261	379
(4,058)	(2,845)	(4,007)	Cash flow from investments	(14,935)	(14,195)
			Disposals:
21	5	63	- tangible assets	272	153
21	17	16	- intangible assets	57	41
167	167	838	- consolidated subsidiaries and businesses	215	1,006
2	42	660	- investments	569	711
(24)	64	12	- securities	14	128
291	(14)	191	- financing receivables	841	695
56	40	93	- change in payables and receivables in relation to disposals	2	243
534	321	1,873	Cash flow from disposals	1,970	2,977
(3,524)	(2,524)	(2,134)	Net cash used in investing activities	(12,965)	(11,218)

GROUP CASH FLOW STATEMENT (continued)

(euro million)

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	Full Year 2010	Full Year 2011

1,278	913	511	Proceeds from long-term debt	2,953	4,474
(2,585)	162	6	Repayments of long-term debt	(3,327)	(889)
1,855	745	(1,348)	Increase (decrease) in short-term debt	2,646	(2,483)
548	1,820	(831)		2,272	1,102
			Net capital contributions by non-controlling interest		27
17	2	(15)	Net acquisition of treasury shares different from Eni SpA	37
		(118)	Acquisition of additional interests in consolidated subsidiaries		(126)
	(1,884)		Dividends paid to Eni’s shareholders	(3,622)	(3,695)
(160)		(152)	Dividends paid by consolidated subsidiaries to non-controlling interest	(514)	(549)
		16	Net purchase of treasury shares		16
405	(62)	(1,100)	Net cash used in financing activities	(1,827)	(3,225)
			Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		(7)
10	44	2	Effect of exchange rate changes on cash and cash equivalents and other changes	39	5
37	67	(43)	Net cash flow for the period	(59)	(51)
1,512	1,474	1,541	Cash and cash equivalents - beginning of the period	1,608	1,549
1,549	1,541	1,498	Cash and cash equivalents - end of the period	1,549	1,498

CAPITAL EXPENDITURE

(euro million)

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	% Ch. IV Q. 11 vs. 10	Full Year 2010	Full Year 2011	% Ch.

2,573	2,026	2,690	4.5	Exploration & Production	9,690	9,435	(2.6)
615	411	585	(4.9)	Gas & Power	1,685	1,721	2.1
381	191	359	(5.8)	Refining & Marketing	711	866	21.8
126	49	52	(58.7)	Petrochemicals	251	216	(13.9)
386	254	285	(26.2)	Engineering & Construction	1,552	1,090	(29.8)
1	9	(2)	..	Other activities	22	10	(54.5)
33	18	48	45.5	Corporate and financial companies	109	128	17.4
(203)	(29)	(123)		Impact of unrealized intragroup profit elimination	(150)	(28)
3,912	2,929	3,894	(0.5)		13,870	13,438	(3.1)

In the fourth quarter of 2011, capital expenditure amounting to euro 3,894 million (euro 13,438 million in the full year) mainly related to:
-	development activities deployed mainly in Norway, the Unites States, Kazakhstan, Egypt, Algeria, Congo and Italy, and exploratory activities (euro 525 million in the quarter) of which 98% were spent outside Italy, primarily in Australia, Angola, Mozambique, Nigeria, Indonesia, Gabon and Norway;
-	upgrading of the fleet used in the Engineering & Construction division (euro 285 million);
-	development and upgrading of Eni’s natural gas transport network in Italy (euro 330 million) and distribution network (euro 101 million), as well as development and increase of storage capacity (euro 80 million), and the ongoing development of power generation plants (euro 33 million);
-	projects aimed at improving the conversion capacity and flexibility of refineries (euro 240 million), as well as building and upgrading service stations in and outside Italy (euro 117 million).

Capital expenditure by division

EXPLORATION & PRODUCTION
(euro million)

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	Full Year 2010	Full Year 2011

184	232	184	Italy	680	778
320	426	573	Rest of Europe	977	1,698
546	318	414	North Africa	2,675	1,570
606	470	671	West Africa	2,276	2,743
264	210	233	Kazakhstan	1,045	915
164	150	150	Rest of Asia	538	531
446	213	260	America	1,316	902
43	7	205	Australia and Oceania	183	298

2,573	2,026	2,690		9,690	9,435

GAS & POWER
(euro million)

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	Full Year 2010	Full Year 2011

88	49	72	Marketing and Power generation	248	184
519	361	511	Regulated businesses in Italy	1,420	1,529
300	194	330	- Transport	842	898
135	84	101	- Distribution	328	337
84	83	80	- Storage	250	294
8	1	2	International transport	17	8

615	411	585		1,685	1,721

REFINING & MARKETING
(euro million)

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	Full Year 2010	Full Year 2011

251	137	240	Refining, Supply and Logistic	446	626
125	53	117	Marketing	246	231
5	1	2	Other activities	19	9

381	191	359		711	866

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	Full Year 2010	Full Year 2011

1,954	1,473	1,678	Production of oil and natural gas (a) (b)	(kboe/d)	1,815	1,581
182	193	191	Italy		183	186
236	203	217	Rest of Europe		222	216
688	367	497	North Africa		602	438
403	364	381	West Africa		400	369
117	96	105	Kazakhstan		108	106
155	103	121	Rest of Asia		131	112
145	121	128	America		143	126
28	26	38	Australia and Oceania		26	28
173.6	130.0	143.7	Production sold (a)	(mmboe)	638.0	548.5

PRODUCTION OF LIQUIDS BY REGION

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	Full Year 2010	Full Year 2011

1,049	793	896	Production of liquids (a)	(kbbl/d)	997	845
63	70	68	Italy		61	64
129	114	119	Rest of Europe		121	120
329	177	231	North Africa		301	209
302	272	289	West Africa		321	278
72	60	62	Kazakhstan		65	64
74	28	41	Rest of Asia		48	34
71	64	67	America		71	65
9	8	19	Australia and Oceania		9	11

PRODUCTION OF NATURAL GAS BY REGION

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	Full Year 2010	Full Year 2011

5,021	3,773	4,345	Production of natural gas (a) (b)	(mmcf/d)	4,540	4,085
658	685	686	Italy		673	674
592	494	545	Rest of Europe		559	538
1,990	1,053	1,481	North Africa		1,673	1,272
564	517	511	West Africa		442	508
250	201	240	Kazakhstan		237	231
447	414	443	Rest of Asia		464	430
414	312	337	America		396	334
106	97	102	Australia and Oceania		96	98

(a)	Includes Eni’s share of production of equity-accounted entities.
(b)	Includes volumes of gas consumed in operations (333 and 342 mmcf/d in the fourth quarter 2011 and 2010, respectively, 321 and 318 mmcf/d in 2011 and 2010 respectively and 325 mmcf/d in the third quarter 2011).

Petrochemicals

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	Full Year 2010	Full Year 2011

			Sales of petrochemical products	(euro million)
648	731	586	Basic petrochemicals		2,833	2,987
771	825	695	Polymers		3,126	3,299
55	48	62	Other revenues		182	205

1,474	1,604	1,343			6,141	6,491

			Production	(ktonnes)
1,136	968	926	Basic petrochemicals		4,860	4,101
560	532	472	Polymers		2,360	2,144

1,696	1,500	1,398			7,220	6,245

Engineering & Construction

(euro million)

Fourth Quarter 2010	Third Quarter 2011	Fourth Quarter 2011	Full Year 2010	Full Year 2011

			Orders acquired
1,241	1,074	1,795	Engineering & Construction offshore	4,600	6,131
2,050	1,280	1,649	Engineering & Construction onshore	7,744	5,006
10	296	135	Offshore drilling	326	780
11	121	149	Onshore drilling	265	588

3,312	2,771	3,728		12,935	12,505

(euro million)
	Dec. 31, 2010	Dec. 31, 2011

Order backlog	20,505	20,417

Eni SpA parent company preliminary accounts for 2011

PROFIT AND LOSS

(euro million)

Full Year 2010	Full Year 2011	% Ch.

Net sale from operations	35,251	45,492	29.1
Other income and revenues	273	278	1.8
Operating expenses	(34,168)	(44,830)	(31.2)
- of which non-recurring items	270
Other operating income (expense)	4	106	..
Depreciation, depletion, amortization and impairments	(923)	(1,277)	(38.4)

Operating profit	437	(231)	..
Finance income (expense)	(122)	(256)	..
Net income from investments	5,943	4,789	(19.4)
- of which non-recurring items	(24)

Profit before income taxes	6,258	4,302	(31.3)
Income taxes	(79)	(51)	35.4
Net profit	6,179	4,251	(31.2)

BALANCE SHEET

(euro million)

Full Year 2010	Full Year 2011	Change

Fixed assets
Property, plant and equipment	6,161	6,402	241
Inventories - compulsory stock	1,957	2,441	484
Intangible assets	994	1,037	43
Equity-accounted investments and other investments	31,924	31,772	(152)
Receivables and securities held for operating purposes	12,284	12,226	(58)
Net payables related to capital expenditures	(143)	(342)	(199)

	53,177	53,536	359
Net working capital	1,549	3,994	2,445
Provisions for employee post-retirement benefits	(306)	(285)	21
Net assets held for sale including related liabilities	6		(6)
CAPITAL EMPLOYED, NET	54,426	57,245	2,819

Shareholders’ equity	34,724	35,298	574
Net borrowings	19,702	21,947	2,245

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	54,426	57,245	2,819

MOODY’S REDUCES ENI’S RATING

San Donato Milanese (Milan), February 16, 2012 - Rating agency Moody’s Investors Service lowered Eni’s long-term corporate credit rating to 'A2' (outlook negative) from 'A1'. Moody’s Investors Service confirmed the 'P-1' short term credit rating.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com